                                                  Filed Pursuant to Rule 424(B)3
                                                    Registration No. 033-97908-D

                          ACT TELECONFERENCING, INC.


   71,249 Shares of Common Stock Issuable on Exercise of Unit Purchase Option
      71,249 Warrants, each for the Purchase of One Share of Common Stock 71,249 Shares of Common Stock Issuable Upon Exercise of the Warrants


     Tuschner & Company, Inc., the investment banker for ACT Teleconferencing's initial public offering on February 2, 1996, and certain of its owners, officers, directors and employees have demanded registration to allow them to sell shares of Common Stock, Warrants, and the shares of Common Stock underlying the Warrants upon their exercise of a Unit Purchase Option to purchase 71,249 Units. Each Unit is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock. Tuschner & Company, Inc. purchased the Unit Purchase Option at the closing of our initial public offering. Upon the exercise of the Unit Purchase Option, we will issue the Units as Shares and Warrants rather than as Units.





                                                       Per Share   Total
                                                       ---------  --------
Offering Price
     Common Stock(included in Unit Purchase Option)        $4.20  $299,246
     Warrants (included in Unit Purchase Option)             -0-       -0-
     Common Stock (underlying the Warrants)                $5.00  $356,245
Commissions                                                  -0-       -0-
Proceeds to ACT                                            $9.20  $655,491



                    NASDAQ SmallCap Market Trading Symbols:
                              ACTT (Common Stock)
                                ACTTW (Warrants)
                            _______________________



     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 7.

     The Securities and Exchange Commission or any state securities commission has not approved or disapproved these securities, or determined if this
prospectus is truthful or complete.   Any representation to the contrary is a
criminal offense.

                            _______________________

                            Dated December 31, 1998

PROSPECTUS SUMMARY


                                  THE COMPANY

     ACT Teleconferencing, Inc. (the "Company") provides and markets a broad range of high-quality audio, video and data teleconferencing services and distributes related teleconferencing products to businesses and other organizations in the United States, United Kingdom, Netherlands, Belgium, France and Australia. We maintain operations centers in these countries, where we have installed and operate computer-managed telecommunications equipment known as "bridges" for conducting multiparty audio conferences.

     Our Actioncall(TM) audio teleconferencing services accommodate multiparty conferences with a number of participants at levels of audio volume and clarity that are not generally available on most office telephones. Audio teleconferencing enables routine meetings, training, information distribution and other business meetings to take place where travel makes it impractical, inconvenient, or expensive to assemble a large group on short notice or with regular frequency. We offer a variety of services at different price levels depending on customer needs and business volume. Our customers include small businesses, multinationals, law firms, accounting firms, banks, and a variety of other businesses and entities.

     Our video conferencing bridging service commenced in 1996 in the United Kingdom. It connects video participants by means of a video multipoint control unit ("MCU") under the ActionView(TM) brand name. We plan to extend this videoconferencing service to all other operations centers worldwide.

     We also offer a variety of audio and video teleconferencing products including the Tandberg, Picturetel, Polycom, and RSI brand names. These products are competitively priced, stand-alone systems that permit individuals or small groups to send and receive video and audio signals over digital telephone systems. These systems comply with international standards and are connected primarily over the Integrated Services Digital Network ("ISDN") service, which is available in most major metropolitan markets. Our audio and data teleconferencing services can be provided over any telephone network.

     We market data teleconferencing services and software, as an adjunct to our audio teleconferencing services and also distribute data teleconferencing software that permits clients to interconnect desktop computers by standard modem to simultaneously conduct audio and data teleconferences.

     We market our services and products through our North American, European, and Asia-Pacific marketing operations. We are actively seeking opportunities for expansion through the establishment of additional American, European, and Asia-Pacific sales offices and operations centers.

     We will begin handling audio teleconferencing calls for Concert Global Networks Limited, the global teleconferencing services company owned by British Telecommunications plc, as an outsource provider of these services during the fourth quarter of 1998. In October 1998, we agreed to provide video teleconferencing bridging services for customers of GTE Telephone Operating Company and to acquire GTE's video conferencing bridging equipment.

     We incorporated under the laws of Colorado in 1989, and commenced operations on January 2, 1990. Through a reorganization in October 1992, we acquired all of the outstanding shares of our related companies, which were owned by substantially the same shareholders who owned our shares, transferred our operating assets to our subsidiaries, and began operations as a holding company.

     In 1992 we acquired 60% of ACT Teleconferencing Limited, a majority owned United Kingdom subsidiary to conduct operations in the United Kingdom. In July 1995 we acquired 100% of the issued share capital of NBS, Inc., a Minnesota corporation, and changed its name to ACT VideoConferencing, Inc. In

September 1995 we commenced audio teleconferencing operations in continental Europe through a wholly owned subsidiary, ACT Teleconferencing B.V., a Netherlands corporation.

     In May 1997 we formed ACT Teleconferencing (Pty) Limited, in Australia and purchased 80% of the issued share capital. In December 1997 we acquired 80% of the issued shares of Multimedia and Teleconferencing Solutions, Limited ("MaTS"), a value-added videoconferencing reseller based in the United Kingdom. In February 1998, we formed ACT Teleconferencing France, S.A., for the purpose of operating a teleconferencing service in France.

     In February 1998, we opened an office (and established an audio teleconferencing operations center) in New Jersey to serve the New York City area. In September 1998 we announced our expansion into Canada with the opening of a new facility in Toronto operated by ACT Teleconferencing Canada, Inc., a wholly owned subsidiary, and an agreement to acquire Ottawa's Advanced Multi-Point Conferencing, Inc. ("AMC"). We closed on the acquisition of AMC in October 1998. We are evaluating expansion into Germany and Hong Kong.

     We operate as a holding company for our wholly owned domestic and foreign subsidiaries and for our majority owned international subsidiaries. Our principal executive offices are located at 1658 Cole Boulevard, Suite 130, Golden, Colorado 80401, and our telephone number is (303) 235-9000.

                                THE TRANSACTION

     We have authorized 10,000,000 shares of Common Stock no par value (the "Common Stock") and 1,000,000 shares of Preferred Stock, no par value (the "Preferred Stock"). This prospectus (the "Prospectus") concerns the exercise of all or part of a unit purchase option (the "Unit Purchase Option") to purchase 71,249 units at $4.20 each. We sold the Unit Purchase Option to Tuschner & Company, Inc. ("Tuschner") at the closing of our initial public offering in 1996. Each of the units (the "Units") is comprised of one share of Common Stock (the "Shares") and one warrant (the "Warrants") to purchase one share of Common Stock (the "Warrant Shares"). Tuschner has transferred its rights (after transfer, the "Unit Purchase Options") to purchase 34,867 of the Units to officers, directors, owners, or employees of Tuschner and has retained ownership of the balance of 36,382 Unit Purchase Options. All the holders of these Unit Purchase Options have exercised their the demand registration rights as provided in the original Unit Purchase Option. Accordingly, the purpose of this Prospectus is to allow the holders of the Unit Purchase Options to resell the Shares, Warrants, and Warrant Shares, if they elect to do so. The exercise price of each Unit Purchase Option is $4.20, and the exercise price of each Warrant is $5.00. We will issue Shares and Warrants rather than Units on exercise of the Unit Purchase Options. We also have Warrants outstanding from our initial public offering (the "Public Warrants") as well as warrants issued in other circumstances (the "Other Warrants"). See "Description of Securities Common Stock; Preferred Stock; Unit Purchase Option; and Warrants."


------------------------------------------------------------------------------------------------------------------
Securities Offered                                       71,249 shares (the "Shares") of common stock (the
                                                         "Common Stock"), issuable on exercise of the Unit
                                                         Purchase Option for an exercise price of $4.20 each;
                                                         71,249 Warrants also issuable on exercise of the Unit
                                                         Purchase Option; and 71,249 Warrant Shares underlying
                                                         the Warrants, issuable on payment of the Warrant
                                                         exercise price of $5.00.  The Warrants are not
                                                         redeemable.  See "Description of Securities."
------------------------------------------------------------------------------------------------------------------
Common Stock outstanding prior this offering             3,641,801 Shares (1)
------------------------------------------------------------------------------------------------------------------
Common Stock to be outstanding after this offering       3,784,299 Shares (1)(2)
------------------------------------------------------------------------------------------------------------------
Use of proceeds                                          Start-up expenses for international subsidiaries, and
                                                         working capital
------------------------------------------------------------------------------------------------------------------
Nasdaq symbols:
Common Stock                                             ACTT
Warrants                                                 ACTTW
------------------------------------------------------------------------------------------------------------------

(1) As of September 30, 1998. Excludes total of 851,093 shares of Common Stock issuable on exercise of options granted under our Stock Option Plan of 1991 and Stock Option Plan of 1996, as amended; 674,804 shares issuable on exercise of Public Warrants; 265,103 shares issuable on exercise of Other Warrants; and shares issuable under the Employee Stock Purchase Plan, the number of which shares cannot be determined. See "Description of Securities."

(2) Assumes the exercise of all 71, 249 Unit Purchase Options resulting in issuance of 71,249 Shares and 71,249 Warrants and the subsequent issuance of 71,249 Warrant Shares underlying the Warrants.



SUMMARY OF FINANCIAL INFORMATION

     The following table provides selected financial information about us and is qualified by reference to the financial statements (both prior to and subsequent to the date of this prospectus) and their notes to the financial statements in this prospectus. Information for the nine months ending September 30, 1997 and 1998 is unaudited.





                                                   Consolidated Statements of Operations
                                                                (UNAUDITED)
                                                                                             NINE MONTHS ENDED SEPTEMBER 30
                                                                                                1998                     1997
Net revenues                                                                               $ 13,565,028              $ 7,235,069

Costs and expenses:
   Cost of sales                                                                             (7,412,783)              (3,244,360)
   Marketing, general and administration expense                                             (6,857,599)              (3,744,355)
   Total costs and expenses                                                                 (14,270,382)              (6,988,715)

Income (loss) before income taxes and minority interest                                        (705,354)                 246,354

Provision for income taxes                                                                     (418,151)                (219,435)

Income (loss) before minority interest                                                       (1,123,505)                  26,919
Minority interest in earnings of consolidated subsidiary                                       (232,662)                (152,473)

Net income (loss) for the period                                                           $ (1,356,167)             $  (125,554)

Net income (loss) per share                                                                $      (0.37)             $     (0.04)

Weighted average number of shares outstanding                                                 3,622,785                3,099,087

                        CONSOLIDATED BALANCE SHEET DATA
                                  (UNAUDITED)


                                                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                                                  1998             1997
                                                                                              -------------    ------------
Assets
Current Assets:
   Cash and cash equivalents                                                                  $    586,234     $   451,434
   Accounts receivable (net of allowances for doubtful accounts
     of $51,543 and $18,992 in 1998 and 1997 respectively)                                       4,705,708       2,885,125
   Prepaid expenses                                                                                358,839         203,673
   Inventory                                                                                       178,105         136,116
   Available for sale marketable securities                                                             --          50,000
                                                                                              -----------------------------
   Total current assets                                                                          5,828,886       3,726,348

Equipment:
  Telecommunications equipment                                                                   4,264,934       2,651,395
  Office equipment                                                                               3,781,364       1,910,606
  Less:  accumulated depreciation                                                               (1,700,829)     (1,094,938)
                                                                                              -----------------------------
  Total equipment - net                                                                          6,345,469       3,467,063

Other Assets:
  Goodwill                                                                                         711,845         736,300
  Deferred Items                                                                                   244,371              --
                                                                                              -----------------------------
Total assets                                                                                  $ 13,130,571     $ 7,929,711
                                                                                              =============================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                                                               $    554,754     $   540,014
  Accounts payable                                                                               2,510,572       1,349,337
  Accrued liabilities                                                                            1,264,073         777,526
  Current portion of long term debt                                                                330,364         253,251
  Income taxes payable                                                                             687,623         293,238
                                                                                              -----------------------------
  Total current liabilities                                                                      5,347,386       3,213,366

Long-term debt                                                                                   4,287,686         613,714

Deferred income taxes                                                                              123,252         117,454

Minority interest                                                                                  874,437         607,244

Shareholders' equity:
  Preferred stock, no par value, 1,000,000 shares authorized; none issued
  Common stock, no par value; 10,000,000 shares authorized
     3,641,801 and 3.612,758 shares issued and outstanding
     in 1998 and 1997, respectively                                                              6,787,855       6,158,584
  Accumulated deficit                                                                           (4,085,236)     (2,729,069)
  Currency translation adjustment                                                                 (204,809)        (51,582)
                                                                                              -----------------------------
  Total Shareholders' equity                                                                     2,497,810       3,377,933
                                                                                              -----------------------------
Total liabilities and shareholders' equity                                                    $ 13,130,571     $ 7,929,711
                                                                                              =============================

                     CONSOLIDATED STATEMENTS OF CASH FLOW
                                  Unaudited)

                                                                                            NINE MONTHS ENDED SEPTEMBER 30
                                                                                                1998                1997
OPERATING ACTIVITIES
Net income (loss)                                                                          $ (1,356,167)        $  (125,554)
Adjustments to reconcile net income to net cash
 from operating activities:

    Depreciation                                                                                605,891             229,539
    Amortization of goodwill                                                                     24,455              13,530
    Deferred income tax                                                                           5,798              (1,656)
    Minority interest                                                                           267,193             143,569
    Cash flow before changes in operating assets and liabilities:                              (452,830)            259,428

Changes in operating assets and liabilities (Net of effect of business combination):
    Accounts receivable                                                                      (1,747,251)         (1,066,671)
  Inventory                                                                                     (41,989)             (7,515)
    Prepaid expenses and other assets                                                          (399,537)           (186,862)
    Accounts payable and accrued liabilities                                                  1,647,780             332,800
    Income tax payable                                                                          394,384              95,828
Net cash used for operating activities                                                         (599,443)           (572,992)

INVESTING ACTIVITIES
Property and equipment purchases                                                             (3,484,297)           (929,097)
Investment in marketable security                                                                50,000
Net cash used for investing activities                                                       (3,434,297)           (929,097)

FINANCING ACTIVITIES
Net proceeds from issuance of debt                                                            3,692,495             197,883
Net proceeds from issuance of common stock                                                      629,272           1,628,712
Net cash provided by financing activities                                                     4,321,767           1,826,595

EFFECT OF CHANGE IN EXCHANGE RATE ON CASH                                                      (153,227)           (149,277)

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                  $    134,800         $   175,229

Cash and cash equivalents, beginning of year                                               $    451,434         $   621,742
Cash and cash equivalents, end of year                                                          586,234             796,971
NET INCREASE IN CASH                                                                       $    134,800         $   175,229

                                  RISK FACTORS

     An investment in the Shares and Warrants involves a high degree of risk. The information contained in this prospectus includes "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the current beliefs of, assumptions made by, and information currently available to, our management. All statements other than statements of historical facts in this Memorandum are forward looking statements, including, without limitation, statements contained under the captions "Risk Factors" and "Business" regarding our financial position, business strategy, and plans and objectives of management for future operations.

     When used in this Memorandum the words "anticipate," "believe," "estimate," "plan," "project," "predict," "expect," "intend," and words or phrases of similar import, as they relate to us or our management, are intended to identify forward looking statements. Although we believe that the expectations reflected in such forward looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations ("cautionary statements") are contained under the caption "Risk Factors," "Business," and elsewhere in this prospectus. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus as anticipated, believed, estimated, planned, projected, predicted, expected, or intended. All subsequent written and oral forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

     The securities offered in this prospectus are highly speculative and involve immediate substantial dilution and a high degree of risk. In evaluating us and our business, prospective investors should carefully consider the following risk factors in addition to other information presented in this prospectus. In addition to the other information in this prospectus, prospective investors should carefully consider these risk factors in evaluating an investment in the shares offered. All statements, trend analysis, and other information, whether contained in this prospectus or incorporated by reference to past or future documents, relate either directly or indirectly to markets for our products and to trends in our operations or financial results.

HIGHLY COMPETITIVE MARKET; EASE OF MARKET ENTRY

     The teleconferencing industry is highly competitive. Competition in our markets is based primarily on quality, service, and price. In order to compete successfully against other teleconferencing providers, we must be able to maintain competitive pricing while at the same time offer high quality services and related products. Competition in our markets may result in pricing pressures that may adversely affect the prices and sales levels of our teleconferencing services and related products. Teleconferencing equipment and bridges are widely available at relatively affordable prices. There are few regulatory barriers to competition in the United States. Until recently, local exchange carriers ("LECs"), including local telephone companies, were prohibited from providing audio teleconferencing, except in limited areas. The United States Congress recently passed legislation that permits LECs to offer teleconferencing services. This legislation permits additional competition if some or all of the LECs choose to enter or expand their activities in the teleconferencing market in the United States. In addition, existing competitors can be expected to expand their services and new competitors are likely to be encountered. There are no significant regulatory barriers to market entry in the United Kingdom, the Netherlands, France, Belgium, Canada, or Australia. Barriers to entry in other foreign markets vary, but may involve governmental regulation or government-owned telephone systems resistant to competition with independent teleconferencing companies. Many of our competitors have substantially greater capital resources and name recognition than we do. There is no assurance that we will be able to compete against such competitors and potential competitors in terms of research and development, manufacturing, marketing, and sales.

ACCEPTANCE OF VIDEO CONFERENCING

     We have entered the video conferencing market with the offering of a video conferencing and video bridging system ("ActionView") that we believe is priced competitively to comparable service offerings. We distribute videoconferencing products in the United States under the Tandberg brand name and under the Picturetel and RSI brand names in Europe. High quality videoconferencing generally requires ISDN telephone service. ISDN telephone service is technically acceptable but is not yet universally available in the United States and is generally higher priced than ordinary telephone service. There can be no assurance that the videoconferencing systems or services we offer will achieve significant market acceptance; that competitors will not market similar services at prices more competitive than our product; or that potential customers will have access to ISDN telephone services at rates which facilitate their purchase.


LIMITED REVENUES; HISTORY OF LOSSES

     Despite a continuing trend of strong revenue growth, we have incurred net losses in all years from inception in 1990, except for the fiscal year ended December 31, 1993 (data prior to 1993 and for June 30, 1998 is unaudited):

ACCOUNTING PERIOD               NET REVENUES         REVENUE GROWTH        NET INCOME (LOSS)
                                                           RATE
December 31, 1990                $   153,000                --
December 31, 1991                $   435,000               184%              ($   101,000)
December 31, 1992                $   954,000               119%              ($    77,000)
December 31, 1993                $ 1,582,000                66%               $    26,000
December 31, 1994                $ 2,483,000                57%              ($   253,000)
December 31, 1995                $ 3,461,000                39%              ($   424,000)
December 31, 1996                $ 6,220,000                80%              ($ 1,208,000)
December 31, 1997                $10,234,000                65%              ($   437,000)
September 30, 1998               $13,565,000                77%*             ($ 1,356,000)
(9 months)

     *Annualized

     We incurred a net loss of $1,356,000 for the nine months ended September 30, 1998, primarily as the result of budgeted developmental expenses and start up costs incurred in opening new offices overseas, meeting our obligations under the Concert Agreement, and in developing new business. See "Management Discussion and Analysis Overview." While expenditures of this nature in previous entries into international markets have resulted in substantial revenue growth, we have a continuing need for additional capital to allow us to sustain growth. Although there is no assurance that such growth will result in profitable operations, break-even operations have been achieved before or during the third year of operation for each of our foreign subsidiaries in the United Kingdom and the Netherlands. Break-even status has not yet been achieved for our offices in France and Australia that opened in 1997.

     The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays encountered in connection with the operation of a relatively new business, our expansion into new markets and products, the financial strength and effectiveness of our competitors, the degree to which capital is available to us, and the implementation of an expanded marketing strategy. The expense of entry into foreign markets is front-end intensive. Our entry into video-teleconferencing is a relatively new activity for us and has had a significant adverse effect on our earnings. Video conferencing will likely continue to have an adverse effect on earnings while we attempt to develop this business segment. See "Summary of Financial Information."

POSSIBILITY OF REVENUE FLUCTUATIONS

     The mobility of our customers may adversely affect our ability to generate sufficient revenues to support our fixed costs and our growth. Teleconferencing customers can easily switch to a competing provider or allocate their business among several vendors. Our relatively small revenue base makes us susceptible to significant fluctuations in revenues from any single purchaser of our services. Our three largest customers accounted for following percentages of revenues:

                                            Customer 1                  Customer 2                    Customer 3
------------------------------------------------------------------------------------------------------------------
           1996                                10.9%                         10.5%                          7.2%
------------------------------------------------------------------------------------------------------------------
           1997                                23.7%                          6.6%                          3.1%
------------------------------------------------------------------------------------------------------------------
     1998 (9 months)                           21.1%                          5.1%                          3.0%
------------------------------------------------------------------------------------------------------------------

     Some of our largest customers operate numerous business locations each of which makes teleconferencing decisions independently of other locations. We believe this factor tempers the risk involved in generating significant revenues from the same client.

NEED TO EXPAND OPERATIONS; ACQUISITIONS; FINANCING; DILUTION

     Many of our current and prospective domestic and international customers utilize teleconferencing services for both local and long-distance teleconferencing, and for reasons of cost and convenience often prefer to do business with a teleconferencing office that is available locally to their central offices. In order to compete for such customers, we may be required to establish a local presence and install bridge equipment in additional North American, European, and Asia-Pacific cities. Since we expect to experience startup losses from new installations until revenues associated with such installations offset related costs, our ability to fund the costs of such expansions will depend in large part on the availability of adequate financing. We presently have a term loan due in May 1999, an issue of subordinated debt due in 2003, and a number of capitalized leases due at various times through 2003. We have no assurance that major long-term financing will be available as and
when needed.   We depend on timely payment of accounts by our customers to finance ongoing operations; delays in payment may adversely affect our ability to pay our accounts when due.

     Rather than establishing a new office and installing a new bridge in select cities, we may, in appropriate circumstances, seek to acquire an existing provider of teleconferencing services in such city, and may seek to do so by the issuance of Common Stock in lieu of, or in combination with, a cash purchase or investment. In October 1998, we acquired 100% of the stock of Advanced Multi-Point Conferencing, Inc. ("AMC") in Ottawa. We have no present agreements or arrangements for the acquisition of other teleconferencing businesses, but we continually explore the possibility of such acquisitions and are investigating entry into the Hong Kong, and Germany markets. To the extent that all or any part of the consideration for such acquisition consists of our stock, such an acquisition could result in substantial additional dilution to purchasers in this offering. Moreover, if we were to seek to raise additional capital through the sale of additional Common Stock and/or Warrants (or Preferred Stock that is convertible to Common Stock), at some future date, we may be required to do so at a price per share that is less than the price of the Shares and Warrant Shares offered in this prospectus. Future sales of Common Stock could result in substantial additional dilution to investors purchasing the shares in this offering.

DEPENDENCE ON MANAGEMENT AND OTHER KEY PERSONNEL

     While we employ a number of key personnel, we are dependent on the services of Gerald D. Van Eeckhout. Although we maintain a key-employee life insurance policy on Mr. Van Eeckhout, our Chairman, there is no assurance the proceeds from such insurance would be adequate to identify and employ his successor and to compensate us for the loss of his services.


TECHNICAL PERSONNEL NEEDS

     The design, engineering, and repair of teleconferencing equipment and networks is a highly technical enterprise, and we must continue to locate and employ technically qualified contractors and/or employees, who may command premium compensation, to install, maintain, and repair such equipment and networks. If sufficiently qualified persons cannot be found and employed on a timely basis as we seek to expand our operations, our expansion may be delayed or our operations otherwise adversely affected.

TECHNOLOGICAL OBSOLESCENCE

     Technological innovations, such as computer-based bridging equipment, have enabled us to engage in the teleconferencing services business. These innovations are likely to continue and there can be no assurance that we will be able to react and adapt to these changes should they develop, that equipment or software innovations would be available to us at a reasonable price in the future, or that competitors' developments will not render our services obsolete. Although we recently upgraded our bridging equipment to provide state-of-the-art audio teleconferencing technology, which has been augmented to provide data teleconferencing and video teleconferencing, rapid technological changes in the teleconferencing industry may render our bridging or other teleconferencing equipment obsolete or require our substantial additional investment to remain competitive. There can be no assurance such technical innovations would be available to us at a reasonable price, if at all, or that we would be able to respond adequately to such technical innovations. Any such event could have a material adverse effect on us.

YEAR 2000 COMPLIANCE

     As the Year 2000 approaches, many date sensitive computer applications may fail because they are unable to process dates properly beyond December 31, 1999. Businesses will be required to devote significant resources to convert their information systems to meet Year 2000 requirements. We believe that our internal systems are Year 2000 compliant. However, we are significantly dependent upon external or third parties including electrical utilities, telecommunications, banking and financial services, airlines, and governmental agencies and institutions to provide services to us and to purchase services from us. Their failure to provide services to us due to Year 2000 problems could have a material adverse effect on our business, results of operations, and
financial condition.   Additionally, as these entities devote financial
resources to comply with Year 2000 requirements, the purchasing patterns of our customers may be affected as they may have reduced funds available to purchase our services, which could result in a material adverse effect on our business, results of operations, and financial condition.

LIMITED INTELLECTUAL PROPERTY PROTECTION

     We seek to protect our proprietary information and business practices as trade secrets. We believe our name and the "ACT" logo are unique in the teleconferencing market, but a variety of other enterprises' common usage of the name "Act" or "ACT" makes trademark protection in some contexts either unavailable or so likely to generate litigation or the threat of litigation as to make the pursuit of such protection prohibitively expensive. The United Kingdom's Trade Marks Registry has issued trademark certificates to us for ACT and ACTIONCALL, which we license to ACT Teleconferencing Limited, and to ACT Teleconferencing Limited for CONFERCALL. There can be no assurance that we will be able to protect our proprietary information, business practices, or trademarks against a competitor's use, or that we would be successful in any litigation we might bring to protect our proprietary information, business practices, or trademarks. We hold no patents.

FOREIGN OPERATIONS; EXCHANGE RATE FLUCTUATIONS

     We operate foreign subsidiaries in the United Kingdom, the Netherlands, France, Australia, and Canada. In September 1998 we expanded into Canada with the opening of a new operations facility in Toronto and in October 1998 we acquired Ottawa's AMC. We are investigating the possibility of opening offices in Germany and in Hong Kong and have incorporated but not opened a subsidiary in Hong Kong. Adverse political or economic developments may occur in even the most stable political or economic climate, and there are always risks of changes, including dramatic changes, in currency values in foreign markets. Fluctuations in currencies could offset revenue gains from the sale of additional teleconferencing services and/or products, or increase operating losses incurred in these locations; however, local costs are incurred in local currencies. Our future expansion in other foreign markets will necessarily increase our exposure to such risks.

EXERCISE PRICE; STOCK PRICE VOLATILITY

     The exercise prices of the Unit Purchase Options ($4.20) and the Warrants ($5.00) were determined through our negotiations with Tuschner, which was our investment banker for our February 1996 initial public offering, and were based on several factors, including then-prevailing market conditions, estimates of our business potential, and other factors deemed relevant. These prices do not necessarily bear any relationship to net worth, earnings, or other financially based criteria of valuation. The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. Our announcement or our competitors' announcements of new products, developments or disputes concerning patents or proprietary rights, and economic and other external factors, as well as period-to-period fluctuations in our financial results, may have a significant impact on the market price of the Common Stock. There can be no assurance that the market price of the Common Stock will not decline below the exercise price of the Unit Purchase Option or the Warrants.

NASDAQ REQUIREMENTS; PENNY STOCK RULES

     The Common Stock and Public Warrants are listed on the Nasdaq SmallCap Market; however, if we fail to meet the continuing requirements necessary to qualify for our Common Stock to be quoted on the Nasdaq SmallCap Market, these securities will be subject to various rules of the Securities and Exchange Commission ("SEC") relating to "penny stocks," under the Penny Stock Reform Act of 1990. SEC rules require broker/dealers to make a suitability determination for purchases and to obtain the purchaser's prior written consent for a purchase transaction, thereby restricting the ability of purchasers of shares in this offering and of broker/dealers to sell shares of the Common Stock in the open market. Such restriction would likely affect adversely both the market price and liquidity for such shares. We intend to maintain qualification for the continued quotation of our Common Stock and warrants on the Nasdaq SmallCap Market subsequent to this offering and intend to apply for listing on the Nasdaq National Market when we meet the applicable listing criteria. There can be no assurance that we will be able to maintain our SmallCap Market listing or obtain the Nasdaq National Market listing.

EXERCISE OF OPTIONS AND WARRANTS

     As of September 30, 1998, various persons, including our officers and directors, held options and warrants to purchase a total of 1,934,364 shares of Common Stock. The price which we may receive for issuance of our Common Stock upon exercise of such options and warrants may be less than the value of, or market price for, our Common Stock at the time such options and warrants are exercised. While such options and warrants are outstanding, the holders are given, at little or no cost, the opportunity to profit from any increase in the market price of our Common Stock without assuming the risk of ownership. So long as such options and warrants remain unexercised, the terms under which we could obtain equity capital from other sources may be adversely affected. Moreover, the holders of such options and warrants may be expected to exercise them at a time when we would, in all likelihood, be able to obtain needed capital from offering our securities on terms more favorable than those the outstanding options and warrants provide. To the extent that any such options or warrants are exercised, the interests of our shareholders may be diluted proportionately. See "Description of Securities -- Stock Options; Other Warrants."

MARKET IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

     As of December 31, 1997, there were 3,612,758 shares of Common Stock outstanding. The number of outstanding shares had increased to 3,641,801 as of September 30, 1998. Substantial increases in the amount of Common Stock outstanding as a result of the exercise of various options and warrants could adversely affect the market price of the Common Stock. Options and warrants of various types outstanding on September 30, 1998, other than the 71,249 shares and 71,249 warrant shares represented by the Unit Purchase Option entitled the holders to purchase 1,934,364 shares of Common Stock at prices ranging from $2.00 to $9.00 per share. See "Description of Securities" and "Shares Eligible for Future Sale." As long as the exercise prices of some of these warrants and options are less than the price at which the Common Stock is publicly traded, the holders have an incentive to exercise their warrants or options, rather than purchase shares in the public market, and, possibly, to resell them at prices that are equal to or less than the current market price.

USE OF PROCEEDS

     Proceeds we will receive from the sale of the exercise of the Unit Purchase Options and the exercise of the Warrants, after deducting estimated offering expenses, are estimated to be approximately $606,000 if all of the Unit Purchase Options and Warrants are exercised. We intend to use these proceeds for general working capital purposes, and in particular, to fund the ongoing startup costs of our international subsidiaries.

     Pending utilization of the proceeds of this offering, we intend to invest the net proceeds of this offering in interest-bearing, investment grade securities, or other short-term debt instruments.

                                 CAPITALIZATION

     The following table provides our capitalization as of September 30, 1998, and as adjusted to give effect to our sale of 71,249 Shares (included in the 71,249 Unit Purchase Options at an exercise price of $4.20 each) and 71,249 Warrant Shares (at an exercise price of $5.00 per Warrant Share).

                                                                                   June 30, 1998
                                                                   Actual                                As Adjusted
---------------------------------------------------------------------------------------------------------------------
Long-term debt, net of current
 maturities                                                      $ 4,287,686                             $  4,287,686

---------------------------------------------------------------------------------------------------------------------
Stockholders equity:
---------------------------------------------------------------------------------------------------------------------
  Preferred Stock, $.01 par
   value; 1,000,000 shares
   authorized; none issued or
   outstanding                                                           -0-                                      -0-
---------------------------------------------------------------------------------------------------------------------
  Common Stock, no par
    value; 10,000,000 shares
    authorized; 3,641,801 shares
    issued and outstanding;
    3,784,299 shares issued
    and outstanding as                                             6,787,855                                7,393,855(1)(2)
    adjusted (2)
---------------------------------------------------------------------------------------------------------------------
   Accumulated deficit                                            (4,085,236)                              (4,085,236)
---------------------------------------------------------------------------------------------------------------------
   Currency transaction adjustment                                  (204,809)                                (204,809)
---------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                    $ 2,497,810                             $  3,103,810
---------------------------------------------------------------------------------------------------------------------

------------
(1) Adjusted to reflect the estimated net proceeds of $606,000 from our sale of 71,249 Shares at the Unit Purchase Option exercise price of $4.20 and 71,249 Warrant Shares at the Warrant exercise price of $5.00 per Warrant Share, if all the Unit Purchase Options are exercised.

(2) Excludes total of 851,093 shares of Common Stock issuable on exercise of options granted under our Stock Option Plan of 1991 and Stock Option Plan of 1996, as amended; 674,804 shares issuable on exercise of Public Warrants; 408,467 shares issuable on exercise of Other Warrants; and shares issuable under the Employee Stock Purchase Plan, the number of which shares is subject to certain contingencies and cannot be determined. The foregoing information is as of June 30, 1998. Between June 30, 1998 and September 30, 1998, 2,150 options and 18,193 Public Warrants were exercised. See "Description of Securities."


                                DIVIDEND POLICY

     We have not paid any cash dividends on our Common Stock. It is our current policy not to pay cash dividends on our Common Stock. Any payment of cash dividends in the future will be dependent upon our financial condition, results of operations, current and anticipated cash requirements, restrictions on the payment of dividends under the terms of any of our future financing arrangements, as well as other factors that the board of directors deems relevant. Our current bank loan agreement and our leasing agreements do not prohibit the payment of dividends. Our subordinated debt agreement requires the lenders to approve the payment of dividends other than stock dividends.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related Notes to the Financial Statements appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of operations data for each of the years in the two-year period ended December 31, 1997 and the balance sheet dated at December 31, 1997 are derived from the our consolidated financial statements which Ernst & Young L.L.P., our independent auditors, has audited as indicated in their report included in this prospectus. The consolidated balance sheet data as of September 30, 1998 and the consolidated statements of operations data for the nine-month periods ended September 30, 1997 and 1998 have been derived from our unaudited nine-month consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for these periods and as of this date. The selected financial data provided below is not necessarily indicative of our future results of operations or our financial performance.

                                                                                   For the Nine
                                                 For the Year                      Months ended
                                              ended December 31,                  September 30,
--------------------------------------------------------------------------------------------------------
                                            1997             1996             1998             1997
--------------------------------------------------------------------------------------------------------
COMBINED STATEMENTS OF                               (in thousands, except per share data)
OPERATIONS DATA:
--------------------------------------------------------------------------------------------------------
                                         $10,234,463       $ 6,219,946     $ 13,565,028      $ 7,235,069
NET REVENUES

COSTS AND EXPENSES
   Cost of sales                          (4,727,236)       (3,604,729)      (7,412,783)      (3,244,360)
   Marketing, general, and
    administrative costs                  (5,408,940)       (3,538,866)      (6,857,599)      (3,744,355)
                                         -----------       -----------     ------------      -----------
Total costs and expenses                  10,136,176         7,143,595      (14,270,382)      (6,988,715)
Income (loss) before income taxes
 and minority interest                        98,287          (923,649)        (705,354)         246,354
                                         -----------       -----------     ------------      -----------
Provision for income taxes                  (332,566)         (164,591)        (418,151)        (219,435)
                                         -----------       -----------     ------------      -----------

Income (loss) before minority interest      (234,339)       (1,088,240)      (1,123,505)          26,919
Minority Interest in earnings of
 consolidated subsidiary                    (202,469)         (119,867)        (232,662)        (152,473)
                                         -----------       -----------     ------------      -----------
Net income (loss)                           (436,808)      $(1,208,107)    $ (1,356,167)     $  (125,554)
                                         ===========       ===========     ============      ===========
Net Income (loss) per share              $     (0.14)      $     (0.41)    $      (0.37)     $      0.04
                                         ===========       ===========     ============      ===========


CONSOLIDATED BALANCE SHEET DATA:                                       September 30, 1998
                                                              Actual                       As Adjusted (1)
----------------------------------------------------------------------------------------------------------
Net working capital                                        $ 1,366,618                       $ 1,972,618
Total assets                                               $13,130,571                       $13,736,571
Total liabilities and minority                             $10,632,761                       $10,632,761
 interest                                                  $ 2,497,810                       $ 3,103,810
Shareholders' equity
----------------------------------------------------------------------------------------------------------

_______________________
(1) Adjusted to reflect the exercise of 71,249 Unit Purchase Options, at $4.20 each, and the resulting issuance of 71,249 Shares; the exercise of 71,249 Warrants at $5.00 each, resulting in the issuance of an additional 71,249 Shares; and the application of the estimated net proceeds of $606,000. See "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                ------------------------------------------------

               The Management's Discussion and Analysis section of this report contains forward-looking statements, which are subject to numerous risks and uncertainties. Actual results may differ materially from information we provide in forward-looking statements. In general, among the factors that could affect our actual results and could cause results to differ from those contained in the forward-looking statements are our continued ability to generate revenue growth in audio teleconferencing, the general rate of development of the market for videoconferencing services, and the available opportunities to explore new international markets. Other factors could also cause actual results to vary materially from the anticipated results covered in such forward-looking statements.

OVERVIEW

     Cumulative revenues for the nine months ending September 30, 1998 were $13.5 million (87% growth over 1997 revenues of $7.2 million). Third quarter 1998 revenues of $4.7 million grew by 80% over the third quarter of 1997, reflecting continued growth in the market for audio teleconferencing services, additional market share gains we made, and the impact of new international operations which grew sevenfold over the previous period.

     Net loss after taxes and minority interest for the nine months amounted to $1,356,167, compared to net loss of $125,554 for 1997, due mainly to continued investment and start up costs absorbed in our new European and Asia-Pacific hub operations based in Paris, Amsterdam, and Sydney.

     We anticipate continued significant forward growth in teleconferencing revenues in our established operations in North America and the United Kingdom. Revenues from these operations for the nine-month period grew by 56% while revenues from new operations grew by tenfold over the same period to $2.6 million. Development expenses, incurred in connection with the entry into the French, Dutch, Canadian and Australian markets as well as the Company's new Internet and videoconferencing products and technologies, amounted to approximately $2 million for the nine months to September 30, 1998 up from $932,000 for the comparable prior period.

     On July 14, 1998, we announced a three-year agreement to provide audio conferencing services to Concert Global Networks Limited, ("Concert"), a global services teleconferencing company. Concert is now owned 100 percent by British Telecommunications plc ("BT") following BT's buyout of the 24.9 percent interest in Concert of MCI Telecommunications Corporation ("MCI") prior to the merger of MCI into MCI WorldCom, Inc. ("MCI WorldCom") on September 14, 1998. Services to Concert are scheduled to commence in the fourth quarter of 1998, which our call centers in New York, Denver, London, Paris, Amsterdam, Ottawa, Toronto, and Sydney will provide.

     Concert, which is based in Reston, Virginia, provides an array of managed voice, data, and Internet services to over 4,300 multinational companies in over 50 countries. Concert Audioconferencing Service, the world's first global virtual private network-based conference service, offers a flexible, cost-effective seamless audioconferencing service to multinational companies via over 30 distributors worldwide including BT and MCI World Com.

     Market information currently available to us indicates that the effect of the Concert transaction could be to increase our revenues by approximately $40 million over a three-year period. However, actual revenues will depend on customer usage and in-country penetration. As a result of the Concert agreement, we plan to continue to expand our geographic penetration into European and Asia-Pacific markets over the next twelve months.

     Two developments in September 1998 had no significant impact on third quarter revenues or expenses but are expected to enhance our potential for future profitability. On September 1, 1998 the Company announced the opening of two offices in Canada, with the establishment of ACT Teleconferencing Canada Inc. in Toronto, and the acquisition of Advanced Multi-Point Conferencing based in Ottawa, Canada. On September 22, we announced an agreement with GTE which became effective in October to become its preferred videoconferencing services provider. This agreement enhances ACT's worldwide video presence as ACT takes over GTE's existing videoconferencing bridges and deploys them in the United States, the United Kingdom, France, and the Netherlands.

     On October 22, 1998, we announced a videoconferencing distribution agreement with Toyoda Machinery USA to sell and market Toyoda's Virtual Tech video product line. This product is a two-way wireless audio and visual communication system which utilizes high tech video links on an ISDN network to transmit live images in a remote location to another facility. The Toyoda product boasts varied functions including remote diagnostics and immediate maintenance, training, inspections and videoconferencing. Plans for implementation are underway, but an immediate impact on revenues is not likely.

COMPONENTS OF REVENUE AND EXPENSE

     We derive revenues principally from fees charged to clients for audio and video conference "bridging" services which connect multiple parties to a conference call, from fees for enhanced services, and from the sale of videoconferencing equipment units.

     The costs of teleconferencing services consist of local and long-distance telephone services, depreciation on equipment, salaries, benefits, and office expenses of conference operators.

     Selling, general, and administrative costs consist of salaries, benefits, and office expenses of our administrative, market development, and sales organizations.

RESULTS OF OPERATIONS

     NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1998, COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997.

     Net Revenues. Net revenues increased by 87% to $13.5 million for the nine months ended September 30,1998, compared to $7.2 million for the same period in 1997, primarily due to increased sales of audio teleconferencing services as described above. During this period, established operations accounted for 81% of net revenues which increased 54%, while new operations accounted for 19% of net revenues which increased to $2.45 million over the nine-month period ended September 30, 1997. This continued increase is due to our aggressive sales and marketing, especially in new operations.

     Cost of Teleconferencing Services. Cost of teleconferencing services amounted to $7,412,783 compared to $3,244,360 or an increase of 128% for the nine-month period. Gross margin percentage (net revenues less costs of conferencing services divided by net revenues) decreased to 45.3%, compared to 55.2% achieved during the previous comparable period. As noted above, gross margin has been affected by the impact of international start-up costs. Costs also increased for established operations due to the one-time charge to upgrade and relocate technical equipment for the Company's expanded Denver operations in the second quarter and for the expansion and relocation of UK operations in London in the third quarter.

     Selling, General and Administrative Costs. Selling, general and administrative expenses increased 83% to $6,857,599 and declined as a percentage of revenue to 50.6%, compared to $3,744,355 or 51.7% of revenue for the period ended September 30, 1997.

     Income (Loss) Before Taxes and Minority Interest. Loss before taxes and minority interest amounted to $705,354, compared to income before taxes and minority interest of $246,354 for the nine months ended September 30, 1997. The $951,708 decline was due to higher development costs and relocation expenses as described above.

     Taxes on Income and Minority interest. Taxes on income and minority interest amounted to $650,813 for the nine months ended September 30, 1998, compared to $371,908 for the nine months ended September 30, 1997, primarily due to taxes on and minority interest in earnings by the Company's 60% majority-owned United Kingdom subsidiary which pays full tax.

     Net Income(Loss). Net loss amounted to $1,356,167 or an increase in loss of $1,230,613 compared to nine-month period ended September 30, 1997. As discussed above, this loss was due to the cost of international start-ups in Australia, France and Canada as well as the effect of relocation charges, the investment in new and developing products in video and Internet conferencing and the effect of UK taxation and minority interest.

LIQUIDITY AND CAPITAL RESOURCES (FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998)

     During the nine months ended September 30, 1998, our net cash increased by $134,800 from December 31, 1997. At September 30, 1998, we had cash and cash equivalents of $586,234 compared to cash and cash equivalents on hand at December 31, 1997 of $451,434.

     Cash used in operating activities before funding net operating assets amounted to $452,830 for the nine months ended September 30, 1998, compared to cash generated of $259,428 for the nine months ended September 30, 1997. Cash after financing operating assets and liabilities amounted to a net outflow of $599,443 reflecting mainly the significant growth in accounts receivable, inventory and prepaid expenditures.

     During the period, we invested $3.5 million in additional equipment, to provide new bridging technology, software and capacity to its United States, European and Asia Pacific operations. We funded the gross cash outflow of $3.4 million (after capital investment and before financing arrangements) by a combination of debt and lease finance amounting to $4.5 million; this resulted in a new cash inflow (before effect of exchange rate changes) of $288,027.

     We believe that, given the present rate of sales and profit growth in our core audio teleconferencing business as well as indicated volumes from certain contractual relationships, we have access to sufficient cash resources to meet our needs for the next twelve months. The Company has further plans to expand capacity and open new operations in new geographic locations and to develop its videoconferencing and Internet conferencing businesses. We plan to finance these expansion plans by a mix of lease financing for capital equipment, the anticipated conversion of outstanding warrants, and bank lines of credit.
We are prepared to make other equity arrangements as and when necessary to ensure we can continue to build our teleconferencing platform beyond 1999.

     On March 31, 1998, we raised net proceeds of $2.0 million in a subordinated debt financing arrangement executed with Sirrom Capital Corporation and Equitas LP based in Nashville, Tennessee. Documentation was completed during the second quarter. We drew down an additional $500,000 that was available under this arrangement during the third quarter. We have used these proceeds primarily to finance the growth in working capital necessary to support our sales growth.

     In 1997 we completed a post-effective amendment registration statement to our initial public offering concerning 712,497 publicly traded warrants, which are exercisable until February 2, 1999 at $5.00 per share. The gross proceeds from the above warrants, should they be fully converted, would amount to approximately $3.5 million which we plan to use to fund the geographical expansion of our business. As the exercise depends on the market price of the Company's common stock and the ability of the market to absorb additional float, we are unable to determine the actual degree to which these warrants will be exercised.

YEAR 2000 COMPLIANCE

     We are continually evaluating all our systems to identify Year 2000 problems. At this time, we are not aware of any issues that require
remediation.   We believe that our internal systems are Year 2000 compliant, and we have not incurred any material costs for remediation for Year 2000 issues. Although we have not yet identified any issues that would require remediation, we are currently estimating that the future costs to monitor, control, remediate, remove, and reinstall our systems to be Year 2000 compliant, to meet changing business conditions, to handle new business opportunities, and to address Year 2000 issues affecting our vendors and customers that may impact us will be $500,000 or less in 1999 and an additional $500,000 or less beyond 2000. Our review of potential business interruptions has not identified any likely interruptions. Such interruptions, if they occur, will depend, in part, on the handling of Year 2000 issues by our vendors and customers. Accordingly, we are uncertain at this time as to the monetary value and time period of any interruption due to Year 2000 problems. We will continue to review and reevaluate the potential costs of remediation and business interruptions. See "Business Year 2000 Compliance."

                                    BUSINESS

GENERAL

     We provide and market a broad range of high-quality audio, video and data teleconferencing services and distribute related teleconferencing products to businesses and other organizations in the United States, United Kingdom, the Netherlands, Belgium, France, and Australia. We maintain operations centers in these countries, where we have installed and operate computer-managed telecommunications equipment known as "bridges" for conducting multiparty audio conferences.

     Our audio teleconferencing services accommodate multiparty conferences with a number of participants at levels of audio volume and clarity that are not generally available on most office telephones. Audio teleconferencing enables routine meetings, training, information distribution, and other business meetings to take place where travel makes it impractical, inconvenient, or expensive to assemble a large group on short notice or with regular frequency. We offer a variety of services at different price levels depending on customer needs and business volume. Our customers include small businesses, multinational companies, law firms, accounting firms, banks, investment bankers, and a variety of other businesses and entities.

     Our video conferencing bridging service commenced in 1996 in the United Kingdom and connects video participants by means of a video MCU under the ActionViewTM brand name. We plan to extend this videoconferencing service to all other operations centers worldwide during 1998 and 1999.

     We also offer a variety of video teleconferencing products including the Tandberg, Picturetel, and RSI brand names. These products are competitively-priced, stand-alone systems that permit individuals or small groups to send and receive video and audio signals over digital telephone systems. These systems comply with international standards and are connected primarily over the ISDN service, which is available in most major metropolitan markets. Any telephone network can provide and transmit our audio and data teleconferencing services.

     We market data teleconferencing services and software, as an adjunct to our audio teleconferencing services, and also distribute data teleconferencing software that permits clients to interconnect desktop computers by standard modem to simultaneously conduct audio and data teleconferences.

     We plan to extend this videoconferencing service to all other operations centers worldwide. We market our services and products through our North American, European, and Asia-Pacific marketing hubs. We are actively seeking opportunities for expansion through the establishment of additional sales offices and teleconferencing service operations centers in North America, Europe, and the Asia-Pacific area.

THE COMPANY AND ITS SUBSIDIARIES

     We incorporated under the laws of Colorado in 1989, and commenced operations on January 2, 1990. Through a reorganization in October 1992, we acquired all of the outstanding shares of various related companies, which were owned by substantially the same shareholders who owned our shares, transferred our operating assets to our subsidiaries, and began operations as a holding company.

     In 1992 we acquired 60% of ACT Teleconferencing Limited, a majority owned United Kingdom subsidiary, to conduct operations in the United Kingdom. In July 1995 we acquired 100% of the issued share capital of NBS, Inc., a Minnesota corporation, and changed its name to ACT VideoConferencing, Inc. In September 1995, we commenced audio teleconferencing operations in continental Europe through a wholly owned subsidiary, ACT Teleconferencing B.V., a Netherlands corporation.

     In May 1997 we formed ACT Teleconferencing (Pty) Limited in Australia and purchased 80% of the issued share capital. In December 1997 we acquired 80% of the issued shares of MaTS, which is a value-added videoconferencing reseller based in the United Kingdom. In February 1998, we formed ACT Teleconferencing France, S.A., for the purpose of operating a teleconferencing service in France.

     In February 1998, we opened an office (and established an audio teleconferencing operations center) in New Jersey to serve the New York City area. In September 1998 we opened a new operations facility in Toronto. In October we closed on the purchase of 100 percent of the outstanding common stock of Advanced Multi-Point Conferencing, Inc. ("AMC") of Ottawa. The Toronto and Ottawa facilities ultimately will offer a full range of audio, video, and data teleconferencing products and services. Our Toronto office will stress our full-service global teleconferencing capabilities to the numerous multinational corporations in the Toronto area. In Ottawa, we will continue to offer AMC's full assortment of teleconferencing products and services to a wide variety of public and private sector organizations including government agencies, associations, and high tech companies. We are investigating the possibility of opening offices in Germany and in Hong Kong.

THE COMPANY'S PLAN OF BUSINESS

     Key elements of our business strategy are:

     * to establish ourselves globally as a recognized provider of reliable, high quality, competitively priced audio, video, and data teleconferencing services and products;
     * to position ourselves as a single-source provider of customized solutions for customer teleconferencing needs;
     * to maintain the technical expertise necessary to evaluate and implement such technologies to serve our customers' requirements; and
     * to expand operations commensurate with available capital and market opportunities through geographic expansion, internal development, and acquisitions.

     We intend to expand our domestic audio, video, and data teleconferencing operations by establishing or acquiring additional audio bridges, video MCUs, and sales offices in selected cities in North America, Europe, and the Asia-Pacific area. These plans, as and when fulfilled, will permit us to improve services to existing multinational customers, secure larger numbers of new customers, and reduce operation costs per conference as the volume of conferences each bridge handles or MCU grows.

BACKGROUND

     Early forms of telephone conference calls depended on the skills of a telephone company operator and manually operated equipment. In the 1980s, the availability of reliable teleconferencing equipment prompted the growth of independent teleconferencing providers. The U.S. federal court decision which resulted in the breakup of AT&T separated telephone carriers into interexchange carriers ("IECs"), such as AT&T, and LECs, such as US West. The LECs were initially prohibited from providing audio teleconferencing, except in limited areas.

     Since the early 1990s, awareness and acceptance of teleconferencing and innovations in audio, data, and video communications and the emergence of the internet have resulted in a significant increase in the use of teleconferencing. Bridging equipment allows full-duplex transmission (simultaneous transmission and reception) and clarifies and equalizes sound volume among participants. Dial-in and dial-out connections are accommodated so that participants may participate either by awaiting a call from the operator, by placing a call to the service center or by setting up their own conferences. Digital recording, voting, polling, and expanded capacity for larger conferences are accommodated.

     Advances in office equipment technology and changes in workstyles have contributed to the increased use of teleconferencing. Decentralized and networked management information systems and internet access have empowered workers at all levels with faster access to data.

     Teleconferencing provides a vehicle for bringing decision makers, students, and workers together more frequently, at lower cost, and with fewer scheduling conflicts than is possible for face-to-face meetings. While not replacing face-to-face meetings, many organizations looking for increased productivity use teleconferencing as a convenient, lower-cost alternative for sales, operations, financial review, training programs, marketing presentations, press conferences, workshops, seminars, and board or other meetings.

     While increased competition among various telephone carriers has improved the quality and availability of basic telephone service, a number of relatively small companies have created a market niche for teleconferencing services in the United States, Canada, the United Kingdom and elsewhere, despite the size and financial strength of major telecommunications companies. Teleconferencing is available in continental Europe and Asia-Pacific, but, in our view, it is not widely used and holds the potential for rapid growth.

PRODUCTS AND SERVICES

     We offer a broad range of services and products, primarily to corporate business clients and institutions through our internal sales staff. Revenues are earned by charging clients a fee per minute plus charges related to transmission costs. We obtain volume discounts on long-distance transmission from long-distance telephone companies, and we re-market that service to our customers.

     In addition to basic conference call services, we offer a range of enhanced services that allow customers to specify a particular feature for a conference. For example, we will place reminder calls, conduct electronic polling, record the conference, or make it available for dial-in access and digital playback to persons who were unable to participate. For high-volume customers who prefer to own their own equipment, we provide services for the purchase, installation, and operation of the bridge and also contract to operate the bridge for the customer. We are an authorized distributor of desktop conference telephones that provide enhanced sound quality.

     We have devised and implemented a quality management program to track the results of internal operations, assess service quality, and measure customer satisfaction. We offer our audio, video, and data services over fully digital bridges, and have increased and upgraded capacity commensurate with growth.

     We extend credit to all our major customers. Infrequent users of audio teleconferencing bill their calls to a major credit card. Other customers are granted credit based upon individual creditworthiness.

     Video teleconferencing has grown substantially since its first introduction in the 1980s. The earliest applications involved expensive systems in dedicated locations used primarily for large group conferences. The market has evolved with the development of "roll about" systems for a small group's use (two to eight individuals). More recently available are relatively inexpensive desktop systems. Virtually all manufacturers of these systems use the H.320 standard for compression/decompression of video signals in conjunction with personal computers.

     In the last two years, we spent an estimated $300,000 on research and development, including new products and software. Generally, customers do not explicitly bear the costs of research and development, but these costs are factored into the prices charged for our services. In 1997 and in the first six months of 1998, we have spent approximately $2.5 million in connection with the opening of new offices and the development of new markets.

MARKETING AND PRINCIPAL CUSTOMERS

     We have adopted a strategy of developing and providing reliable, high quality services to create and maintain strong relationships with our clients and to foster client loyalty that results in repeat usage. We market our teleconferencing services directly through our own employees and through a commission-based referral arrangement with various long-distance carriers.

     Additional competition will also develop from more sophisticated telephone sets, PBX systems, or customer-owned bridges. Currently, most business desk telephones can conference three participants. PBX systems are able to conference several lines in addition to those connected on a handset, and technology is available to enhance PBX capability up to six or eight lines. PBX-handled conference calls typically have limited sound quality, as the addition of each line reduces the overall sound volume.


           Year                             Customer 1                    Customer 2                    Customer 3
-------------------------------------------------------------------------------------------------------------------
           1996                                10.9%                         10.5%                          7.2%
-------------------------------------------------------------------------------------------------------------------
           1997                                23.7%                          6.6%                          3.1%
-------------------------------------------------------------------------------------------------------------------
     1998 (9 months)                           21.1%                          5.1%                          3.0%
-------------------------------------------------------------------------------------------------------------------

     Some of our largest customers operate numerous business locations which make teleconferencing decisions independently of other locations.

     In July 1998, we entered an agreement with Concert Global Networks
Limited ("Concert"), to provide global audioconferencing services to Concert's worldwide customer base through our centers in Denver, New York, London, Paris, Amsterdam, Toronto, Ottawa, and Sydney. Concert, which on the date of the agreement was owned by British Telecommunications plc ("BT") and MCI Telecommunications Corporation ("MCI"), serves over 4,000 multinational customers in 30 countries. Prior to MCI's merger into MCI World Com, Inc. ("MCI World Com") on September 14, 1998, BT purchased MCI's 24.9 percent interest in Concert and now owns 100 percent of Concert. This ownership change is not expected to impact our agreement with Concert. Services under the Concert Global agreement are expected to commence in the fourth quarter of 1998 via in-country distributors, including BT (U.K.), MCI WorldCom (USA), Telefort (Netherlands), and others. In addition, AT&T announced plans in December 1998 to join with BT in promoting the global services of Concert to AT&T customers in the United States. Revenues will depend on usage and the ability to penetrate markets in various countries, but we are estimating, and are developing software and acquiring the teleconferencing equipment to handle, approximately $40,000,000 in additional revenues over the three-year term of the agreement.

     In September 1998, we announced an agreement with GTE Telephone
Operating Companies to acquire GTE's video conferencing equipment and provide video conferencing bridge services to GTE's customers. In October 1998, we entered a videoconferencing distribution agreement with Toyoda Machinery USA to sell Toyoda's Virtual Tech video product line for remote diagnostics and related services.

YEAR 2000 COMPLIANCE

     State of Readiness. Our principal information technology ("IT")
     -------------------
systems have been developed intensively only over the last four years (with desktop based Year 2000 compatible software). From our incorporation in December 1989 to mid 1994, we satisfied our major systems requirements using manual or semi-automated computer and accounting systems. We are principally dependent on one of the leading audio conferencing bridge manufacturers, Compunetix, Inc., for our teleconferencing bridges. This manufacturer utilizes a non-IT system. We have requested Compunetix to verify and certify that all its embedded systems within our bridges are Year 2000 compliant. To the best of our knowledge, we are not presently substantially dependent upon any other significant internal non-IT and/or embedded system which is not Year 2000 compliant.

     Costs to Address Year 2000 Issues.  Except as noted above, we believe
     ----------------------------------
that our internal systems are Year 2000 compliant; and we have not incurred any material costs for remediation for the Year 2000. However, to address the impact of acquisitions, new facilities, and other contingencies, we estimate that the future costs to monitor, control, and remediate our systems to be Year 2000 compliant are not likely to exceed either $500,000 in 1999 or an additional $500,000 beyond 2000.

     Risks of Year 2000 Issues.  Our dependence upon external or third
     --------------------------
parties is significant. The major areas where a Year 2000 failure could have an effect on our business would be a failure in one or more of the following major industries or institutions on which we are dependent either as a supplier to us or as a customer:

     * Electrical Utilities
     * Telecommunications
     * Banking and Financial Services
     * Airlines
     * Government Agencies and Institutions

     Their failure to provide services to us due to Year 2000 problems could have a material adverse effect on our business, results of operations, and financial condition. As these entities devote financial resources to comply with Year 2000 requirements, changes in their customary purchasing patterns could result in a material adverse effect on our business, results of operations, and
financial condition.   The consequences of our dependence on external or third
parties and changes in our customers' purchasing patterns is uncertain. We are formulating a formal contingency plan further described below to analyze and handle the uncertainty regarding any Year 2000 issues.

     Contingency Plans.  Our future formal contingency plan for the Year
     ------------------
2000 will continue to monitor all major risks for us on a proactive basis. We believe that we operate in a changing, high growth, volatile, and high risk environment, and our management will continually assess and address all risks (not only Year 2000 risks). Our market sector is a small niche component of the $700 billion annual worldwide telecommunications industry. All of our major service providers and most of our major customers are multinational entities that are substantially larger than us. We are largely dependent on our major service providers and customers. We intend to monitor our exposure and also take appropriate measures to ensure that we are not unduly dependent upon one particular customer or industry supplier. In anticipation of Year 2000, the following contingency plans are either being considered or implemented.

     * Restrictions will be imposed on business airline flights between December 15, 1999 and January 31, 2000.
     * Our cash in banks will be in reasonable sums in at least two major banks and in different corresponding banks overseas.
     * Uninterrupted power supply will be installed to give additional support to the operation of our bridges in all our locations.
     * A minimum of two telecommunications network providers will be connected at all major locations.
     * Operations centers will be stocked with food, water, and bedding, as they are currently for snowstorms, hurricanes, severe thunderstorms, and other natural disasters.
     * Vacations will be adjusted to make optimal use of downtime during this period.

INTELLECTUAL PROPERTY

     We seek to protect our proprietary information and business practices as trade secrets. Our United Kingdom subsidiary has a British trademark for "CONFERCALL," and we own British trademarks for "ACT" and "ACTIONCALL," which we license to the United Kingdom subsidiary. "ACT Teleconferencing" is trademarked in the Benelux countries. "ACT" is not trademarked in the United States since a wide variety of companies use "ACT" in their corporate name or advertising; however, we believe we are the only enterprise currently using "ACT" in the teleconferencing industry. Nevertheless, other enterprises' common usage of "ACT" makes trademark protection or the defense of our use prohibitively expensive. We have developed customized copyrighted software, which we consider proprietary, for service and quality control functions, and have also developed technical know-how with respect to the operation of telecommunications equipment. We require each of our employees to execute a nondisclosure agreement for the protection of our confidential information. There can, however, be no assurance that we will be able to protect our proprietary information, business practices, or trademarks from a competitor's use, or that we would be successful in any litigation we might bring to protect our proprietary information, business practices, or trademarks. We hold no patents.

REGULATION

     Government regulation or licensing currently has no material impact on the delivery of teleconferencing services in the United States, the United Kingdom, Canada, Europe, or Australia, where we now conduct our business, or in other countries of the Asia-Pacific area where we may consider future expansion.

FACILITIES

     We currently lease office and operations space at our locations in Denver, metropolitan New York, Toronto, Ottawa, London and Bracknell, England, Amsterdam, Brussels, Sydney, and Paris. All operations are in quality office locations close to the city center. These leases all expire or are renegotiable over the next five years. Forward lease commitments are not significant in relocation to total ongoing operating expenses and all lease costs are in line with generally available market rentals.

EMPLOYEES

     As of September 30, 1998, we had 170 employees: 80 in North American operations; 70 at our subsidiary in London, England; 5 employees at our Netherlands subsidiary, 10 at our Sydney, Australia subsidiary and 5 at our Paris, France subsidiary. Of the 170 total worldwide employees, 102 are in teleconferencing operations, 30 are in sales and marketing, and 38 are in management and administration.

                        DIRECTORS AND EXECUTIVE OFFICERS



Our executive officers and directors are as follows:

NAME                                AGE*  POSITION
----                                ----  --------
Gerald D. Van Eeckhout                58  Chairman of the board of directors, Chief Executive Officer
James F. Seifert                      70  Director
Ronald J. Bach                        65  Director
Donald L. Sturtevant                  61  Director
Carolyn R. Van Eeckhout               60  Director; Vice President, ACT Teleconferencing Services, Inc.
Gavin J. Thomson                      40  Vice President, ACT Teleconferencing, Inc., Chief Financial and Planning
                                          Officer, Treasurer, Secretary
Gene Warren                           45  Managing Director, ACT Teleconferencing Services, Inc.
David Holden                          37  Managing Director, ACT Teleconferencing Limited
Charles T. Stout                      51  Vice President Finance for US Operations, Assistant Secretary and Treasurer

* Age is as of December 1, 1998

     Gerald D. Van Eeckhout, our founder, has been Chairman of the board of
     ----------------------
directors and Chief Executive Officer since our formation in 1989. From 1982 to 1989, Mr. Van Eeckhout was President, Chief Executive Officer, and a Director of ConferTech International, Inc., a teleconferencing services and manufacturing company. Prior to 1982, he served seven years as Chief Financial and Administrative Officer of Medtronic, Inc., five years as Chief Financial and Planning Officer at Pillsbury International and eight years as a CPA with Touche Ross & Co., based in Minneapolis, Minnesota. He received a Bachelor of Science degree from the University of North Dakota in 1962, and completed the Stanford Executive Program in 1976. He has also been a national director of the American Electronic Association and President of the University of North Dakota Foundation. Mr. Van Eeckhout is a director of RLD Enterprises, Inc., a publicly traded company.

     James F. Seifert, a Director since 1991, is the retired Chairman and CEO of
     ----------------
James F. Seifert & Sons LLC, a position he held from 1933 through 1998. Mr. Seifert was previously Chairman and CEO of Grafton Group, Inc., doing business as Seifert's, a women's apparel chain that operated up to 234 stores. James F. Seifert & Sons LLC acquired approximately 50 of those stores. Mr. Seifert received his Bachelor of Science degree in Commerce from the University of North Dakota in 1950. He is a former President of the University of North Dakota Foundation.

     Ronald J. Bach, our Director since 1992, is a certified public accountant
     --------------
and worked continuously at the firm of Deloitte and Touche from 1955 until his retirement in 1991, when he was partner in charge of its Bloomington, Minnesota office. He holds a degree in accounting from the University of Minnesota, and serves as a director of a number of privately held companies in which he has an ownership interest.

     Donald L. Sturtevant was elected as our Director during 1996. He is the
     --------------------
Chief Operating Officer and a director of St. Croix Medical, Inc., a medical implantable hearing systems company. He was President and Chief Executive Officer of MediVators, Inc. from 1991 through 1996. Previously, he held the positions of CEO and Chairman of the board of BallistiVet, Inc., from 1988 through 1990. From 1985 through 1987 Mr. Sturtevant was vice president of Alpha Business Group, Inc., a medical venture management group which he co-founded. From 1972 to 1985 Mr. Sturtevant held various positions at Medtronic, Inc., including Vice President and General Manager of the Instrument Division. Mr. Sturtevant received a Bachelor of Science degree in Business Administration from the University of Minnesota in 1966 and is a 1975 graduate of Northwestern University's International Management Program in Bergenstock, Switzerland.

     Carolyn R. Van Eeckhout, our founder, serves as Vice President of ACT
     -----------------------
Teleconferencing Services, Inc. (a wholly owned subsidiary). She has been our Director since our formation in 1989 and has worked with us since our inception. From 1985 to 1989, she was a self-employed consultant to various health professionals and the

Denver Public School District. She received her Bachelor's degree in Education from Pennsylvania State University.

     Gavin J. Thomson, Vice President, ACT Teleconferencing, Inc., Chief
     ----------------
Financial and Planning Officer, Secretary, and Treasurer joined us in February 1997. From 1995 to 1997, Mr. Thomson served as Managing Director of TEK Electronics, a consumer electronics company based in Johannesburg, South Africa. Prior to holding that position, he was the Chief Financial Officer of TEK Corporation for a period of four years. TEK was then one of the largest consumer appliance companies in South Africa. He is a Chartered Accountant (South Africa) and received his bachelor's and post-graduate degrees in accounting from Natal University, South Africa; earned his master's degree in Business Administration from the University of Denver; and completed the Stanford Business School Advanced Management College.

     Gene Warren, Managing Director ACT Teleconferencing Services, Inc. joined
     -----------
us in August 1996. Mr. Warren came to us with over 20 years of executive and technical experience in telecommunications. From 1975 to 1991, he worked with MCI in various capacities in network management and operations culminating as Senior Director Technical Support Group at MCI headquarters in Washington, D.C.
providing voice, data, and access design for major customers.   From 1992 to
1993, he was Director of Technical Services for ConferTech International, Inc. From 1993 to 1996 he was senior Vice President for business development of operations and technology for ITC Multimedia Corporation (Global Access), an audio and video conferencing company. Mr. Warren received a Bachelor of Science degree in Physics and Mathematics from Atlanta University in 1975. He also holds a Master's degree in Business Administration from Regis College.

     David L. Holden has been the Managing Director of ACT Teleconferencing
     ---------------
Limited in London since 1992. Immediately prior to joining us, he was employed for seven years with British Telecom as general manager of its audio teleconferencing service business in London. Mr. Holden received a Bachelor of Science degree in Business Administration from the University of Wales.

     Charles T. Stout has held the position of our Treasurer from 1991 until
     ----------------
1997 (on a part-time basis 1991 through 1996), when he was appointed Vice President of Finance for U.S. Operations, Assistant Secretary and Assistant Treasurer. From 1985 to 1990, Mr. Stout was Vice President of Finance for ConferTech International, Inc. From 1991 to 1992, Mr. Stout held an accounting management position with Capital Associates International, Inc. From 1992 to 1995, the Resolution Trust Corporation engaged Mr. Stout as an accountant. He holds a bachelor's and a master's degree in accounting and management science from the University of Colorado.

     Gerald D. Van Eeckhout and Carolyn R. Van Eeckhout are husband and wife.

                            EXECUTIVE COMPENSATION

     The following table provides information regarding compensation we paid for services rendered for the fiscal years ended December 31, 1995, December 31, 1996, and December 31, 1997, to Gerald D. Van Eeckhout, and for 1997 only to Gene Warren and David Holden. We did not pay any other executive officers cash compensation in excess of $100,000 during any of these three years. All amounts are in U.S. dollars.


                                                         ANNUAL                 LONG-TERM
                                                         ------                 ---------
                                       FISCAL         COMPENSATION             COMPENSATION           TOTAL CASH
                                      --------        ------------             ------------           ----------
    Name and Principal Position         YEAR       SALARY        BONUS         STOCK OPTIONS         COMPENSATION
    ---------------------------         ----       ------        -----         -------------         ------------
Gerald D. Van Eeckhout, Chairman        1997      $120,000      $54,816            None               $188,787(1)
 of the board and CEO                   1996      $ 77,800      $33,997          150,000(2)           $125,768(1)
                                        1995      $ 74,827        none             none               $ 88,798(1)
Gene Warren, Managing Director (US      1997      $ 96,081      $39,835          100,000(3)           $  135,916
 Operations)
David Holden, Managing Director (UK     1997      $ 80,000      $51,320           60,000(4)           $  131,320
 Operations)

/(1)/ Includes an annual disability insurance policy premium of $1,971 per year and a split-dollar life insurance policy premium of $12,000 per year.

/(2)/ Granted on December 1, 1996 at an exercise price of $3.025 per share. Includes options to purchase 50,000 shares of Common Stock granted under the Stock Option Plan of 1991 and options to purchase 100,000 shares of Common Stock granted under the Stock Option Plan of 1996.

/(3/) 50,000 options granted on December 1, 1996 at an exercise price of $3.025 per share; 25,000 options to purchase Common Stock granted on June 18, 1997 at $5.00 per share; and 25,000 options to purchase Common Stock granted on December 30, 1997 at $6.00 per share.

/(4)/ Includes 45,000 options to purchase Common Stock granted on July 1, 1996 at an exercise price of $3.00 per share and 15,000 options to purchase Common Stock granted on December 30, 1997 at $6.00 per share. Of these 15,000 options, 11,500 are subject to the shareholders' approval of an amendment to the Stock Option Plan of 1996.

     The following table indicates the options provided to Gene Warren and David Holden for 1997.

                                                       % of Total        Exercise        Expiration Date          Market Price
                                                       ----------        --------        ---------------          ------------
                    Position              Number         Options          Price
                    --------              ------         -------          -----
Gene Warren   Managing Director           25,000          7.7%            $5.00             6/18/2007                 $5.00
              (US Operations)             25,000          7.7%            $6.00            12/29/2007                 $6.00


David Holden  Managing Director            4,500          1.4%            $6.00            12/29/2007                 $6.00
              (UK Operations)

DIRECTORS' FEES

  We have adopted a compensation plan for directors which will provide for payment of non-employee directors' fees in the form of stock options or stock grants. In 1995 and 1996, we made grants of options totaling 5,000 shares each to our two non-employee directors at $2.00 per share, vesting one year from date
of grant and expiring ten years from date of grant.   In 1996 and 1997, grants
of options on 5,000 shares each were made at $5.00 and $6.00 per share respectively, vesting in one year and expiring ten years from the date of grant.

KEY EMPLOYEE INSURANCE

     We maintain a key-employee life insurance policy on the life of Mr. Van Eeckhout, in the amount of $500,000, which is payable to us. The intended purpose of this policy is to assist us in replacing Mr. Van Eeckhout and in making other adjustments in operations in the event of his death. Our United Kingdom subsidiary holds life insurance policies on the life of Mr. Holden in the amount of (Pounds)1,090,000, the proceeds of which are payable to the subsidiary. We have the option to repurchase Mr. Holden's shares upon his death or disability.

EMPLOYMENT AGREEMENTS

     Officers receive salaries that the officer and the board agree upon and are eligible for performance incentives the board determines from time to time. We presently have no formal employment agreements with our officers other than with six officers of four subsidiaries.

     Our United Kingdom subsidiary has a service agreement with its Managing Director, Mr. Holden, which he (with six months' notice) or the subsidiary may terminate. Under the agreement, Mr. Holden receives a base salary, currently (Pounds)50,000 (US $80,000) per year, and a performance-related bonus that the subsidiary's board may determine from time to time.

     Our MaTS subsidiary has service agreements with three executive directors:
Finlay Malcom Anthony John McKeracher, Martin James Offwood, and Sarah Jane Stacey, which they (each with twelve months' notice) or MaTS may terminate. Base salaries for these three directors are (Pounds)70,000 (US$ 112,000), (Pounds)49,000 (US$ 78,400), and (Pounds)36,500 (US$ 58,400), respectively. The subsidiary's board determines performance related bonuses from time to time. Mr. McKeracher's compensation is not shown under the "Executive Compensation"
section in excess of $100,000 because the MaTS subsidiary was acquired on December 29, 1997.

     Our Australian subsidiary, ACT Teleconferencing (Pty.) Limited has a service agreement with its Managing Director, Peter Eeles, which he (with six months' notice) or the subsidiary may terminate. Base salary for Mr. Eeles is AU $75,000 (U.S. $52,500). This subsidiary's board may determine a performance related bonus from time to time.

     Our Canadian subsidiary, Advanced Multi-Point Conferencing, Inc. ("AMC"), has a service agreement with a company controlled by Mark Kelly, one of the former shareholders of AMC, that provides for the services of Mr. Kelly to AMC from October 1998 through December 31, 1999 at the rate of $5,000 per month.

                            PRINCIPAL SHAREHOLDERS


     As of September 30, 1998, there were 3,641,801 shares of Common Stock issued and outstanding. The following table lists the beneficial ownership our Common Stock as of December 1, 1998 for:

     *each person who, to our knowledge, owned more than 5% of such stock, *each director or nominee for director, *each executive officer, and
     *all directors and executive officers as a group.

     Unless otherwise noted, shares are subject to the sole voting and investment power of the indicated person.


                                                               AMOUNT AND
                  NAME AND ADDRESS OF                          NATURE OF
                  BENEFICIAL OWNER(1)                          BENEFICIAL                    PERCENT OF
-------------------------------------------------------       OWNERSHIP(2)               OUTSTANDING SHARES
                                                         ----------------------  -----------------------------------
Gerald D. and Carolyn R. Van Eeckhout(3)(4)(9).........        672,083                       18.5%
James F. and Nancy Seifert(6)..........................        225,200                        6.2%
Ronald J. Bach(7)(9)...................................         77,750                        2.1%
Donald L. Sturtevant(8)................................         27,667                        0.8%
Gene Warren............................................         18,750                        0.5%
David Holden...........................................         22,500                        0.6%
Gavin J. Thomson.......................................         16,750                        0.5%
Charles T. Stout(5)....................................         48,055                        1.3%
Euro American Securities (10)..........................        200,000                        5.5%
Nikos Moskos (11)......................................        200,000                        5.5%
All directors and executive officers as a group........      1,106,755                       30.4%

(1)Unless otherwise noted the address of each of our directors and executive officers is 1658 Cole Boulevard, Suite 130, Golden, Colorado 80401.
(2)Beneficial ownership is determined in accordance with rules of the SEC, and includes general voting power and/or investment power with respect to securities. Shares of Common Stock subject to options or warrants that are currently exercisable or exercisable within 60 days from December 1, 1998, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.
(3)Gerald D. Van Eeckhout and Carolyn R. Van Eeckhout are husband and wife.
(4)Includes 51,000 shares Gerald D. Van Eeckhout holds directly and 556,583 shares Carolyn R. Van Eeckhout holds directly, and options on 62,500 shares which Mr. Van Eeckhout may currently exercise, but excludes 6,000 shares held of record but not beneficially owned by a partnership in which Mrs. Van Eeckhout is a managing partner.
(5)Includes 17,500 shares issuable upon exercise of currently exercisable options.
(6)Includes 125,000 shares Nancy L. Seifert Management Trust holds of record and 75,000 shares the James L. Seifert Management Trust holds of record, for which trusts Mr. Seifert and Mrs. Seifert are the co-trustees. Also includes 10,950 shares Mr. Seifert owns directly and 14,250 shares issuable upon Mr. Seifert's exercise of options. Mr. and Mrs. Seifert are husband and wife. Their address is 300 Law Building, Cedar Rapids, Iowa 52401.
(7)Includes 44,250 shares issuable upon Mr. Bach's exercise of options.
(8)Includes 2,000 shares issuable upon exercise of warrants and 21,667 options. Mr. Sturtevant's address is 3693 E. Oak Creek Dr., Vadnais Heights, Minnesota 55127.
(9)Excludes 44,300 shares RLD Enterprises, Inc. ("RLD") owns which serve as collateral on a loan to RLD from an investment group that Mr. Bach heads. Mr. Van Eeckhout and Mr. Bach each own less than 10% of the outstanding Common Stock of RLD, and Mr. Van Eeckhout is one of RLD's four directors. Messrs. Bach and Van Eeckhout disclaim any control over or beneficial interest in the 44,300 shares.
(10)Address is 9 Leonidon St. N. Kifisia, Athens, Greece 14564
(11)Address is Pakgalou 7 Melissia, Athens, Greece, 15127

                              CERTAIN TRANSACTIONS

ISSUANCE OF SHARES


We have not issued any securities to our officers or directors during the past two years.

OPTIONS AND WARRANTS

  Various officers, directors, and subsidiary officers and shareholders have been granted options and warrants to purchase shares of Common Stock and the market price on the date of each grant. During 1996 and 1997 and through September 30, 1998, we granted the following stock options to directors and officers as well as officers of subsidiary companies:

                                                                                                    Weighted
                                                                                                    --------
                                          Position                           Number              Average  Price
                                          --------                           ------              --------------
Gerald D. Van Eeckhout      Chairman & CEO                                    150,000                $3.025
Ronald J. Bach              Director                                           15,000                $ 4.00
James F. Seifert            Director                                           15,000                $ 4.00
Donald L. Sturtevant        Director                                           30,000                $ 3.40
Gene Warren                 Managing Director, US Operations                  100,000                $ 4.13
Gavin J. Thomson            Chief Financial and Planning Officer              100,000                $ 4.25
Thierry Bignet              Managing Director, European                        50,000                $ 6.00
                            Operations
David Holden                Managing Director, UK Operations                   60,000                $ 3.75
Peter Meijer                Managing Director, Netherlands                     10,000                $ 6.00

  During 1997, the total increase in stock options granted (net of forfeiture and exercise) amounted to 276,100, thereby increasing the total number of stock options granted and outstanding at the end of the year to 730,400. In December 1998, we granted an additional 50,000 options to Mr. Van Eeckhout at an exercise price of $6.05.

LOAN FROM SHAREHOLDER

  During February 1998, we entered into a loan agreement with Gerald D. Van Eeckhout and Carolyn R. Van Eeckhout for $200,000 payable at 1% below the prime rate and due on demand. Our Board of Directors determined that the terms were at least as favorable as would have been available from an unaffiliated party. We repaid this loan in April 1998.

                           SELLING SECURITY HOLDERS

  We issued a Unit Purchase Option for $100.00 to Tuschner & Company, Inc ("Tuschner"), as required by the Underwriting Agreement between Tuschner and us. Tuschner provided investment banking services to us in 1996 during our initial public offering. The Unit Purchase Option entitles Tuschner (or permitted transferees) to acquire 71,249 Units at an exercise price of $4.20 each, each comprised of one Share and one Warrant. By exercise of the Warrants at $5.00 each, the Warrant holders can purchase an additional 71,149 shares ("Warrant Shares"). As the terms of the Unit Purchase Option permit, Tuschner assigned 34,867 of the Unit Purchase Options to persons who were officers, directors, owners, or employees of Tuschner. Tuschner retained the balance of 36,382 Unit Purchase Options. Holders of a majority of the Shares and Warrant Shares and/or a majority of the Unit Purchase Options are entitled to demand the registration of the resale of the Shares and the Warrant Shares issuable upon exercise of the Unit Purchase Options and the exercise of the Warrants. We have agreed to keep the registration effective for nine months. See "Description of Securities
Unit Purchase Option." None of the holders holds or has held any employment position with us. The holders of the Unit Purchase Options listed below made demand for the registration of these transactions. This is the purpose of this Prospectus.

Names of the holders who will have the right to sell Shares or Warrant Shares, if they elect to exercise such rights, following the exercise of their Unit Purchase Options and the Warrants are:

   Holder                         Address                    Shares Owned Before          No. of Unit Purchase
                                                                  Exercise                      Options
--------------------------------------------------------------------------------------------------------------------
Darrel G. Kluge               Lakeville, MN                           None                         1,895
--------------------------------------------------------------------------------------------------------------------
Francis Dahlberg              Golden Valley, MN                       None                         7,335
--------------------------------------------------------------------------------------------------------------------
John Tuschner                 Lakeville, MN                            800                         9,274
--------------------------------------------------------------------------------------------------------------------
Kerry S. Hiben                Rosemount, MN                           None                         1,264
--------------------------------------------------------------------------------------------------------------------
Eric J. Overvig               Mendota Heights, MN                     None                            94
--------------------------------------------------------------------------------------------------------------------
Gerald J. Wolinski            Brooklyn Park, MN                       None                         1,250
--------------------------------------------------------------------------------------------------------------------
Don M. Hedlund                Minneapolis, MN                         None                           375
--------------------------------------------------------------------------------------------------------------------
John M. Anderson              Roseville, MN                           None                           165
--------------------------------------------------------------------------------------------------------------------
John E. Penshorn              Coon Rapids, MN                         None                           260
--------------------------------------------------------------------------------------------------------------------
W. Larry Keene                Richfield, MN                           None                         1,495
--------------------------------------------------------------------------------------------------------------------
Sam K. Johnson                Sartell, MN                             None                         1,010
--------------------------------------------------------------------------------------------------------------------
Estate of Jerome H. Shapiro   St. Louis Park, MN                      None                           300
--------------------------------------------------------------------------------------------------------------------
V. Chad Smolik                Albany, MN                              None                           150
--------------------------------------------------------------------------------------------------------------------
Dennis B. Reiter              Plato, MN                               None                         5,000
--------------------------------------------------------------------------------------------------------------------
Douglas V. Pool               Apple Valley, MN                        None                         5,000
--------------------------------------------------------------------------------------------------------------------
Tuschner & Company, Inc.      Minneapolis, MN                        6,300                        36,382
--------------------------------------------------------------------------------------------------------------------
TOTAL                                                                7,100                        71,249
--------------------------------------------------------------------------------------------------------------------

DESCRIPTION OF SECURITIES

     Our authorized capital stock consists of 10,000,000 shares of Common Stock, no par value and 1,000,000 shares of Preferred Stock, no par value. As of September 30, 1998, approximately 180 shareholders of record held 3,640,301 outstanding shares. We believe these shares are held of record for approximately 500 beneficial shareholders. The Common Stock and warrants are currently traded on the Nasdaq SmallCap Market under the symbols "ACTT" and "ACTTW,"
respectively.   There are no shares of Preferred Stock outstanding.


COMMON STOCK

     The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled or permitted to vote. There is no cumulative voting for the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as the board of directors may lawfully declare out of funds legally available and in liquidation and to share pro rata in any other distribution to the holders of Common Stock, although no such dividends have ever been paid, and none are expected to be paid in the future. Holders of Common Stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions, or fixed dividend rights with respect to the Common Stock.

     We will at all times reserve a sufficient number of shares of Common Stock for issuance upon exercise of the warrants and options currently outstanding. All currently outstanding shares of Common Stock are, and any Common Stock issued in this offering or in connection with the future exercise of options or warrants will be, fully paid and non-assessable.


PREFERRED STOCK

     Currently, we have no Preferred Stock outstanding. Our board of directors is authorized to establish by resolution different classes or series of stock and to fix the rights, preferences and privileges, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series without any further shareholder vote or action. The issuance of a class or series of Preferred Stock with special rights or privileges could have the effect of delaying, deferring, or preventing a change in control of the Company, which may adversely affect the voting and other rights of the holders of Common Stock. See "Description of Securities Provisions Having Anti-Takeover Considerations."

STOCK OPTIONS

     As of September 30,1998, we had a total of 851,093 stock options outstanding that we had granted under two plans.

     We adopted the Stock Option Plan of 1991 (the "1991 Plan") in order to attract, retain, and motivate key employees and consultants by providing them a means of acquiring an ownership interest in us. The 1991 Plan covers incentive stock options within the meaning of section 422 of the Internal Revenue Code, as amended, and nonstatutory (sometimes called nonqualified) stock options. The 1991 Plan provides that the purchase price of the shares of Common Stock an incentive stock option covers may not be less than the fair market value of the shares on the date the option is granted. The term of the options may not exceed ten years from the date of grant. This plan was amended as of April 28, 1995, to reserve 400,000 shares of Common Stock for this purpose. As of September 30, 1998, options to purchase 305,300 shares were outstanding under the 1991 Plan, and options to purchase 69,600 shares had been exercised. Of these outstanding options, incentive stock options for 235,300 shares had been granted to our employees with prices ranging from $1.00 to $3.00 per share expiring on various dates between August 15, 2002, and December 2006; and nonqualified options for 70,000 shares had been granted to our designated nonemployee officers or directors with prices ranging from $1.00 to $3.00 per share expiring on various dates between December 31, 2002, and June 30, 2006.

     As a general rule, options vest at the rate of 25% per year. The plan administrator determines the length of each option at the time of grant with the 1991 Plan providing a maximum term of ten years. The employee may exercise the options granted under the 1991 Plan only during his or her employment and, under specified circumstances, and for three months following termination of employment. In the event the employee dies while holding options, the employee's personal representative has twelve months, or until the expiration date of the options, whichever is earlier, to exercise the options. The number of shares purchasable and the purchase price under the 1991 Plan are subject to antidilution provisions and adjustments upon the occurrence of specified events. Under the 1991 Plan, the plan administrator has power to establish the exercise price of nonstatutory options granted under the 1991 Plan. The exercise price of options granted in the future under the 1991 Plan will not be less than 85% of the market value of the underlying stock on the date of the grant.


     We adopted the Stock Option Plan of 1996 (the "1996 Plan") at the 1997 annual meeting of shareholders and increased the number of shares subject to options from 400,000 to 800,000 at our 1998 annual meeting. The 1996 Plan was adopted for the same purposes as was the 1991 Plan, and likewise covers incentive stock options and nonstatutory stock options. The personnel and compensation committee of the board of directors administers this plan. The 1996 Plan provides that the purchase price of the shares the incentive stock option covers may not be less than the fair market value of the shares on the date the option is granted and that the exercise price of a nonstatutory option shall not be less than 85% of such fair market value. As of September 30, 1998, options to purchase 545,793 shares were outstanding under the 1996 Plan, and 2,000 had been exercised. Of the 545,793 outstanding options, we granted incentive stock options for 515,793 shares to our designated employees with exercise prices ranging from $3.00 to $9.00 per share expiring on various dates between September 3, 2006 and June 18, 2008. We granted nonqualified options for 30,000 shares to our certain nonemployee service providers at a price ranging from $5.00 to $9.00 per share expiring on June 18, 2008. As of August 31, 1998, options for 254,207 shares remain available for issuance under the 1996 Plan. The personnel and compensation committee determines the length and vesting schedule of each option at the time of grant with the 1996 Plan providing a maximum term of ten years. The employee may exercise options granted under the 1996 Plan only during his or her employment and, under specified circumstances, for three months following termination of employment. In the event the employee dies while holding options, the employee's personal representative has twelve months, or until the expiration date of the options, whichever is earlier, to exercise the options. The number of shares purchasable and the purchase price under the 1996 Plan are subject to antidilution provisions and adjustments upon the occurrence of specified events.

UNIT PURCHASE OPTION

     For $100, as required by the Underwriting Agreement executed with Tuschner for services in our initial public offering, we sold to Tuschner a Unit Purchase Option to purchase 71,249 Units, each consisting of one share of Common Stock and one Warrant to purchase one share of Common Stock at $5.00 per share. The Warrants are identical to the redeemable Warrants offered in our initial public offering (the "Public Warrants") except that the Warrants included in the Unit Purchase Options and offered in this prospectus are not redeemable and the exercise period of three years for the Warrants, does not commence until the Unit Purchase Option is exercised. The rights of Warrant holders and the administration of these Warrants is subject to the same warrant agreement that governs the Public Warrants, except as provided otherwise in the Unit Purchase Options. See "Description of Securities Warrants." The Unit Purchase Option is exercisable at $4.20 per unit commencing February 7, 1997 and expiring February 2, 2001. The Unit Purchase Option includes customary anti-dilution provisions; one-time demand registration rights at our expense until February 2, 2001, with such registration to be effective for nine months; unlimited demand registration rights on Form S-3 at the holder's expense until February 2, 2001; and "piggy-back" rights, expiring on February 2, 2003. The Unit Purchase Option includes provisions requiring the holders and the Company to indemnify each other for liabilities under the Securities Act of 1933. It is the position of the SEC that such provisions are unenforceable.

WARRANTS

     Public Warrants.  The Units sold in our initial public offering in 1996
     ---------------
were comprised of one share of Common Stock and one redeemable Common Stock purchase warrant (the "Public Warrants"). The terms of the warrant agreement with our transfer agent govern the Public Warrants and the underlying shares (the "Public Warrant Shares"). As of September 30, 1998, 674,804 Public Warrants were outstanding. Although the following discussion is not a complete discussion of all terms of the warrant agreement, we believe it contains all material provisions of the warrant agreement.

     Each Public Warrant entitles the holder to purchase one share of Common Stock during a three-year period commencing February 2, 1996 at an exercise price of $5.00 per share, subject to adjustment in certain events. We may at any time redeem the Public Warrants at $.10 each on 30 days written notice, provided that the average closing bid price per share of Common Stock has been at least 120% of the exercise price of the Public Warrant (i.e., an average closing bid price of at least $6.00), subject to adjustment, for the ten consecutive trading days prior to the notice of redemption. Holders of these Public Warrants will forfeit all rights upon such redemption except the right to receive the $.10 redemption price per Public Warrant and the right to exercise the Public Warrants during the 30-day notice period.

     Holders of these Public Warrants are not entitled to vote, receive dividends, or exercise any of the rights of shareholders of Common Stock for any purpose until they have been duly exercised; the Public Warrants may be presented for transfer, exchange, or exercise at the office of our transfer agent acting as warrant agent.

     The Public Warrants provide for adjustment of the exercise price and of the number of underlying shares of Common Stock to protect their holders against dilution in certain events, including stock dividends, stock splits, reclassifications, consolidations, mergers, and other business combinations.

     Unless the exercise of the Public Warrants qualifies for an exemption from registration, we must have effective registration statements on file with the SEC and relevant state securities commissions or agencies, in order for these Public Warrants to be exercised. Although we have agreed to use our best efforts to maintain effective registrations during the three-year exercise period of the Public Warrants, there can be no assurance that any such registrations or qualifications will be effective at the time holders of the Public Warrants desire to exercise them. If for any reasons there are not effective registrations or qualifications for the shares of Common Stock underlying these Public Warrants under all federal and state securities laws pertaining to the holder's exercise, or an appropriate exemption therefrom is not available, these Public Warrants may not be exercisable and, accordingly, would lose their value.

     For the term of these redeemable Public Warrants, the holders are given the opportunity to benefit from an increase in the market price of our Common Stock with a resulting dilution in the ownership interest of our shareholders. Since holders of these redeemable Public Warrants would be expected to exercise their Public Warrants only when the market price of the Common Stock exceeds the exercise price of the Public Warrants, such exercise, in all likelihood, would occur when we would be able to obtain equity capital through a new offering on terms more favorable to us than the terms to which it is obligated under the redeemable Public Warrants.


     Other Warrants.  In addition to the Public Warrants and the Warrants
     --------------
included in the Unit Purchase Option, we have issued various Common Stock purchase warrants from time to time (collectively, the "Other Warrants") which, as of September 30, 1998, entitle the holders to purchase a total of 408,467 shares of Common Stock.

     Other Warrants outstanding include warrants issued in conjunction with our sale of promissory notes in 1993 that enable the holder to purchase 2,500 shares of Common Stock at $4.00 per share expiring December 31, 1998. This warrantholder is entitled to Demand Rights and Piggy-Back rights.

     Other Warrants also include warrants issued in conjunction with certain subordinated financing and equipment leasing transactions. As of March 31, 1998, we executed promissory notes ("Notes") in the amount of $1,610,000 and $890,000 (total of $2.5 million) in favor of Sirrom Capital Corporation ("Sirrom") and Equitas, L.P. ("Equitas"), respectively, under a loan and security agreement with Sirrom and Equitas of March 1998. According to the terms of these Notes, a total of $2,000,000 was advanced to us on March 31, 1998 with the balance of $500,000 to be advanced on our request. The Notes bear interest at 13.5% payable monthly, are due on March 31, 2003, and are secured by accounts receivable, inventory, intangibles, equipment, and other personal property as well as 100% of our voting shares in our subsidiary, ACT Teleconferencing Services, Inc., and our ownership of shares (60% of the outstanding shares) of ACT Teleconferencing Limited, a United Kingdom company (collectively, the "Collateral"). The Notes are subject to a subordination agreement between Sirrom and Equitas as lenders and our commercial bank, Key Bank National Association, in which Sirrom and Equitas have agreed to subordinate their rights in the Collateral to a $500,000 line of credit Key Bank has made available to us.

     In conjunction with the issuance of the Notes, we issued stock purchase warrants to Sirrom as of March 31, 1998 for the purchase of 183,853 shares of Common Stock at the exercise price of $7.00 per share, based on the $7.00 market price of our shares on February 17, 1998 (the date we began negotiations with Sirrom), and expiring on April 30, 2003. If the Notes are not fully paid on the second, third, or fourth anniversary dates, the number of shares subject to these warrants will increase to 216,802, 269,702, and 360,495 shares, respectively. Similarly, we issued stock purchase warrants to Equitas for the purchase of 147,114 shares of Common Stock. If the Notes to Equitas are not fully paid on the second, third, or fourth anniversary dates, the number of shares subject to the stock purchase warrants will increase to 173,832, 200,825, and 228,410 shares, respectively. The number of shares subject to the warrants is subject to adjustment if we should issue shares at a price lower than $7.00 per share and are also subject to adjustment for stock splits, stock dividends, consolidations, and the like. Holders of shares issued upon the exercise of these warrants have Piggy-Back rights.

     As of April 7, 1998, R.C.C. Finance Group Ltd., a New York corporation ("R.C.C.") issued an Equity Lease Commitment ("Commitment") to us amounting to $2 million. We intend to draw on the Commitment to finance our acquisition of conferencing bridges and related equipment in support of our expansion to new offices and for handling the volume of traffic the Concert agreement may generate (see "Business Primary Customers"). As consideration for the Commitment, we agreed to grant to R.C.C. for R.C.C.'s payment of $1.00 and other consideration, the right to purchase 75,000 shares of our Common Stock at an exercise price of $8.00 per share, based on the market price of $8.00 per share on April 7, 1998. The warrant purchase agreement between R.C.C.

and us provides that the warrants will expire on April 7, 2003. The warrant purchase agreement grants Demand Rights to the warrantholders, exercisable on two occasions, and Piggy-Back Rights. However, registration rights are granted only to the warrantholder and only with respect to the shares issued or issuable on exercise of the warrants. Accordingly, registration rights will expire upon termination of the warrants on March 5, 2003. The warrants are also subject to customary anti-dilution provisions and to adjustment in the event of stock splits, stock dividends, consolidations, and the like.

EMPLOYEE STOCK PURCHASE PLAN

     Employee Stock Purchase Plan became effective July 1, 1998. The Plan has been structured within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended. The purpose of the Plan is to provide employees with an opportunity to acquire an ownership interest in us through the purchase of our Common Stock, thereby developing a stronger incentive to work for our continued success. We may sell shares of Common Stock to eligible employees. A maximum of 100,000 shares of Common Stock are eligible for sale under the Plan. The purchase price of each share of Common Stock sold under the Plan will be the lesser of 85% of the fair market value of such share on the first day of the purchase period, or 85% of the fair market value of such share on the last day of the purchase period. Purchase periods commence July 1 and end on December 31. Participants declare on the first day of the purchase period an amount they wish to be deducted from their wages during each payroll period to be applied toward the purchase of shares. Participants have the right to terminate their payroll deductions at any time. Currently, 25 employees have elected to participate in the Plan, but we cannot determine the number of shares that will be purchased during any purchase period until the close of that period.

PROVISIONS HAVING ANTI-TAKEOVER CONSIDERATIONS

     Staggered Terms For Directors. The Articles of Incorporation, as amended,
     ------------------------------
set the maximum number of directors at nine, the exact number the board may set from time to time. Each class is elected for a term expiring at the annual meeting of shareholders in the third year after the election. The board has established the size of the board at six members (i.e., three classes of two members each). Currently, there are five members and one vacancy. Election of the board by classes strengthens the position of the board in dealing with takeover attempts. By making it difficult to unseat the entire board at one Annual Meeting, it is intended that the board as a whole will have more bargaining power in the event a potential acquirer proposes a takeover.

     Business Combinations. A provision of the Articles of Incorporation
     ----------------------
regarding business combinations imposes substantial conditions on third parties who might attempt to acquire control of us through a "two-tiered pricing" strategy in which a premium price is paid to obtain a majority of the voting stock and a less desirable consideration (sometimes in the form of bonds or other securities) is paid to other shareholders. These conditions include approval of such proposals by holders of two-thirds of the outstanding shares unless (1) the board of directors as constituted prior to receipt of the proposals approve, or (2) the proposal involves a merger, consolidation, exchange of shares, or sale of all or substantially all our assets and the cash per share the shareholders will receive is not less than the highest per share price any person pays, including the person's affiliates, whose beneficial ownership of the Common Stock, in the aggregate, equals or exceeds 20% of the outstanding voting power. The effect of these conditions is to discourage new shareholders from replacing incumbent directors with new directors solely for the purpose of obtaining approval of a tender offer and to require that the same consideration per share be paid to all shareholders as an acquirer would pay who would pay a premium to obtain a 20% or more position in our Common Stock. The amendment discourages two-tiered pricing proposals and strengthens the board of directors' position in dealing with potential takeover proposals.

     However, the conditions imposed on third parties attempting to take us over and the potential benefits of the classification of directors are offset, in part, by the possibility that a suitor might be discouraged from making a takeover offer, thereby depriving shareholders of an opportunity to sell their shares at an attractive price. On balance, it is management's belief that its strengthened position in dealing with suitors will enable it to bargain more effectively with all potential business partners, including those desiring a takeover.

     Preferred Stock. In addition, the Articles of Incorporation authorize the
     ----------------
board of directors' issuance of 1,000,000 shares of Preferred Stock, no par value, which the board of directors will determine the rights and limitations of the Preferred Stock. Shareholder approval will not be required for the issuance of such shares. Such shares of Preferred Stock could have rights that are senior to the rights of the holders of shares of Common Stock, e.g., preferred liquidation rights, cumulative dividends, or voting and conversion rights that could adversely affect the voting power or dividend rights of the holders of Common Stock and delay, defer, or prevent a change in control of us.

ELIMINATION OF DIRECTOR LIABILITY

     Our Articles eliminate the personal liability of our directors to the Company and to our shareholders for monetary damages for breach of fiduciary duty, except in the instances described below. Section 7-108-402 of the Colorado Business Corporation Act authorizes the elimination of personal liability and is designed, among other things, to encourage qualified individuals to serve as directors of Colorado corporations by permitting Colorado corporations to limit or eliminate directors' liability for monetary damages for breach of the duty of care.

     Directors remain liable for breaches of their duty of loyalty to us and our shareholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law and for transactions from which a director derives improper personal benefit. The Articles do not eliminate director liability under a separate provision of the Colorado Business Corporation Act that makes directors personally liable for unlawful payments of dividends, unlawful stock repurchases or redemptions, unlawful distributions of assets during liquidation, and unlawful loans or guarantees to a director. The Colorado Business Corporation Act expressly sets forth a negligence standard with respect to such liability.

     The provisions that eliminate liability as described above will apply to our officers only if they are our directors and are acting in their capacity as directors and will not apply to our officers who are not directors.

INDEMNIFICATION

     The Colorado Business Corporation Act contains provisions permitting and, in some situations, requiring Colorado corporations to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with their service to the corporation. Our Articles and Bylaws contain provisions requiring our indemnification of our directors and officers and other persons acting in their corporate capacities.

     The Colorado Business Corporation Act permits indemnification of a director of a Colorado corporation, in the case of a third-party action, if the director:


     o  conducted himself or herself in good faith,

     o reasonably believed that (a) in the case of conduct in his or her official capacity, his or her conduct was in the corporation's best interest, or (b) in all other cases, his or her conduct was not opposed to the corporation's best interest, and

     o in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

     The Act further provides for mandatory indemnification of directors and officers who are successful on the merits or otherwise in litigation. The statute limits the indemnification that a corporation may provide to its directors in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his improper receipt of a personal benefit.

     In addition, we may enter into agreements with our directors providing contractually for indemnification consistent with the Articles and Bylaws. Currently, we have no such agreements. The Colorado Business Corporation Act also authorizes us to purchase insurance for our directors and officers insuring them against risks as to which we may be unable lawfully to indemnify them. We have obtained limited insurance coverage for our officers and directors as well as insurance coverage to reimburse us for potential costs of our corporate indemnification of officers and directors.

     As far as exculpation or indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors and officers and controlling persons, we have been advised that in the opinion of the SEC such exculpation or indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

TRANSFER AGENT AND WARRANT AGENT

     Our stock transfer agent and warrant agent is American Securities Transfer and Trust, Inc., 1825 Lawrence Street, Suite 444, Denver, Colorado 80202.


                            MARKET FOR COMMON EQUITY
                            ------------------------

  Our Common Stock (symbol ACTT) and Public Warrants (symbol ACTTW) have been traded on the Nasdaq SmallCap Market since April 17, 1996. The high and low closing bid prices for our Common Stock and Public Warrants for each quarter were:


------------------------------------------------------------------------------------------------------------
1998                                Common Stock (ACTT)                          WARRANTS (ACTTW)
------------------------------------------------------------------------------------------------------------
                                    High            Low                          High            Low
------------------------------------------------------------------------------------------------------------
First Quarter                      $10.00           $5.88                        $5.38           $1.50
Second Quarter                     $11.63           $8.00                        $6.63           $3.50
Third  Quarter                     $10.63           $6.50                        $5.88           $2.19


------------------------------------------------------------------------------------------------------------
1997                                Common Stock (ACTT)                          WARRANTS (ACTTW)
------------------------------------------------------------------------------------------------------------
                                High                    Low                   High                Low
------------------------------------------------------------------------------------------------------------
First Quarter                   $ 5.00                  $2.88                 $ .75             $ .25
Second Quarter                  $ 7.50                  $4.99                 $2.25             $ .75
Third Quarter                   $13.05                  $8.25                 $7.31             $2.88
Fourth Quarter                  $ 9.13                  $4.50                 $4.06             $ .88
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
1996                                Common Stock (ACTT)                          WARRANTS (ACTTW)
------------------------------------------------------------------------------------------------------------
                                High                    Low                   High                Low
------------------------------------------------------------------------------------------------------------
First Quarter/1/                  -                      -                     -                   -
Second Quarter                  $3.63                  $2.63                 $0.88             $0.38
Third Quarter                   $3.63                  $2.75                 $0.88             $0.50
Fourth Quarter                  $3.75                  $2.13                 $0.55             $0.25
------------------------------------------------------------------------------------------------------------

   /1/ Common Stock and Public Warrants traded as a unit (ACTTU) during the period commencing March 11, 1996 until April 17, 1996. During this period, the unit traded at a high of $4.25 and a low of $3.13.

STOCKHOLDERS.

  As of September 30, 1998, we had approximately 180 holders of record of Common Stock. We believe these shares are held of record, directly or in street name, for approximately 500 beneficial shareholders.

WARRANT HOLDERS

  As of September 30, 1998, there were approximately seven holders of record of Public Warrants and an estimated 177 beneficial warrantholders.


                        SHARES ELIGIBLE FOR FUTURE SALE

  As of September 30, 1998, 3,641,801 shares of Common Stock were issued and outstanding. Assuming the exercise of all of the Unit Purchase Options (and the Warrants included within the Unit Purchase Options), an additional 142,498 shares of Common Stock will be issued. In addition, as of September 30, 1998, there were 674,804 Public Warrants outstanding which are exercisable for the purchase of one share of Common Stock each at $5.00 per share; the Public Warrants expire on February 2, 1999. We have issued several other forms of warrants, collectively the "Other Warrants," exercisable at prices ranging from $4.00 per share to $8.00 per share which expire on various dates. If all Other Warrants outstanding on September 30, 1998 were to be exercised, an additional 408,467 shares of Common Stock would be outstanding. See "Description of Securities Public Warrants; Other Warrants."

  In addition to the Unit Purchase Options, Public Warrants, and the Other Warrants, there are 305,300 options outstanding under the Stock Option Plan of 1991 and 545,793 options outstanding under the Stock Option Plan of 1996, as amended; if all such options were to be exercised, an additional 851,093 shares of Common Stock would be outstanding.

  If all the foregoing warrants and options were to be exercised, the current number of outstanding shares, as of September 30, 1998, would increase from 3,641,801 shares to 5,718,663 shares. Of the 2,076,862 increase in shares, 1,668,395 shares would be issued in registered transactions (142,498 shares through this prospectus; 674,804 Public Warrants through the prospectus dated July 17, 1997; 305,300 shares issuable under the Stock Option Plan of 1991 in a Form S-8 registration effective August 12, 1996; and 545,793 shares for the Stock Option Plan of 1996, as amended, through a Form S-8 registration effective July 2, 1998). Persons who could request registration under their demand or piggy-back registration rights hold the remaining 408,467 shares of the 2,076,862 share increase. In addition, our acquisition of AMC in Ottawa in October, 1998 involved the issuance of 112,710 shares of Common Stock which we have agreed to register for resale prior to January 31, 1999.

  Of the 3,641,801 shares outstanding on September 30, 1998, 1,299,870 shares are "restricted securities" as defined in Rule 144 under the Securities Act. Holders of restricted securities are eligible to resell such securities under the provisions of Rule 144. Generally, Rule 144 requires a one-year holding period, compliance with certain volume limitations, and the filing of Form 144 with the SEC before sales can be effected. However, Rule 144(k) allows persons, who have held restricted securities for at least two years and who have not been "affiliates" for the three months prior to such sale, to sell shares without complying with Rule 144. "Affiliates," generally, are persons who are in a position of control such as executive officers, directors, and principal shareholders. The 1,299,870 shares of Common Stock that are restricted securities include 886,005 shares issued to the founders and other investors prior to our initial public offering in February 1996 and 413,865 shares issued upon the exercise of warrants issued in conjunction with private placements of Common Stock prior to the initial public offering. Currently, to the best of our knowledge, with effect from September 30, 1998, all 413,865 of these shares are eligible for sale under Rule 144(k). In addition, 81,378 shares of Common Stock issued to the owners of MaTS in a Regulation S transaction in December 1997 are deemed restricted securities, as the MaTS shareholders agreed to accept restricted securities because of then pending changes in the Regulation S holding period.

                              PLAN OF DISTRIBUTION

  We have not engaged the services of an underwriter or broker in connection with the exercise of the Unit Purchase Options or the Warrants included in the Unit Purchase Options. Upon such exercise, our stock transfer agent and warrant agent will issue the Shares and/or Warrant Shares as the holder of the Unit Purchase Options or Warrants directs.

                                 LEGAL MATTERS

     Faegre & Benson LLP will pass upon certain legal matters for the Company in connection with the exercise of the Unit Purchase Options, the exercise of the Warrants, and the issuance of the Shares as described in this prospectus.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements for the years ended December 31, 1997 and 1996, as set forth in their report, which is included in this prospectus and registration statement. Our consolidated financial statements are included in this prospectus and registration statement in reliance on their report, given on their authority as experts in accounting and auditing.


AVAILABLE INFORMATION

     We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information on file at the SEC's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC.

     We have filed a Registration Statement on Form SB-2 with the SEC. This prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted, and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract or other document of ours, such references are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement at the SEC's public reference rooms in Washington, D.C; Chicago, Illinois; or New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings and the Registration Statement can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors..........................................  41
Consolidated Balance Sheets.............................................  42-43
Consolidated Statements of Operations...................................  43
Consolidated Statements of Shareholders' Equity.........................  44
Consolidated Statements of Cash Flows...................................  45
Notes to Consolidated Financial Statements..............................  46-57

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Shareholders
ACT Teleconferencing, Inc.

We have audited the accompanying consolidated balance sheets of ACT Teleconferencing, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACT
Teleconferencing, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                                   ERNST & YOUNG LLP

Denver, Colorado
February 20, 1998

                           ACT Teleconferencing, Inc.
                          Consolidated Balance Sheets

                                                                                  DECEMBER 31,
                                                                          1997                   1996
                                                                ---------------------------------------------
ASSETS
 Cash and cash equivalents                                                 $   451,434             $  621,742
 Accounts receivable (net of allowances for doubtful accounts                2,885,125              1,356,471
  of $18,992 and $255,494 for 1997 and 1996, respectively)
 Prepaid expenses and other                                                    203,673                 55,994
 Inventory                                                                     136,116                125,850
 Available for sale marketable securities                                       50,000                 50,000
                                                                ---------------------------------------------
 TOTAL CURRENT ASSETS                                                        3,726,348              2,210,057

 Telecommunications equipment                                                2,651,395              1,664,697
 Office equipment                                                            1,910,606                702,019
 Less: accumulated depreciation                                             (1,094,938)              (736,556)
                                                                ---------------------------------------------
 TOTAL EQUIPMENTNET                                                          3,467,063              1,630,160

Goodwill                                                                       736,300                245,052
                                                                ---------------------------------------------
TOTAL ASSETS                                                               $ 7,929,711             $4,085,269
                                                                =============================================
LIABILITIES
 Notes payable                                                             $   540,014             $   74,784
 Accounts payable                                                            1,349,337                764,520
 Accrued liabilities                                                           777,526                339,299
 Current portion of long term debt                                             253,251                177,312
 Income taxes payable                                                          293,238                156,991
                                                                ---------------------------------------------
 TOTAL CURRENT LIABILITIES                                                   3,213,366              1,512,906

Long-term debt                                                                 613,714                395,960
Deferred income taxes                                                          117,454                 41,042
Minority interest                                                              607,244                367,404

Shareholders' equity:
Preferred stock, no par value, 1,000,000 shares                                     --                     --
 authorized - none issued
Common stock, no par value, 10,000,000 shares authorized
 3,612,758 and 2,939,930 shares issued and outstanding in

  1997 and 1996, respectively                                        6,158,584             4,022,671
Accumulated deficit                                                 (2,729,069)           (2,292,261)
Currency translation adjustment                                        (51,582)               37,547
                                                          ------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           3,377,933             1,767,957
                                                          ------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 7,929,711           $ 4,085,269
                                                          ==========================================

See notes to consolidated financial statements.

                           ACT Teleconferencing, Inc.
                     Consolidated Statements of Operations

                                                                         YEAR ENDED DECEMBER 31,
                                                                        1997                 1996
                                                               -----------------------------------------

Net revenues                                                            $10,234,403          $ 6,219,946

Costs and expenses:
 Cost of teleconferencing services                                        4,727,236            3,604,729
 Marketing, general and administration                                    5,408,940            3,538,866

Total costs and expenses                                                 10,136,176            7,143,595

Income (loss) before income taxes and minority interest                      98,227             (923,649)

Income taxes                                                               (332,566)            (164,591)
Minority interest in earnings of consolidated subsidiary                   (202,469)            (119,867)
                                                               -----------------------------------------

Net (loss)                                                              $  (436,808)         $(1,208,107)
                                                               =========================================



(Loss) per common share                                                      $(0.14)              $(0.41)
                                                               =========================================



Weighted average shares outstanding                                       3,204,747            2,911,187


See notes to consolidated financial statements.

                           ACT Teleconferencing, Inc.
                Consolidated Statements of Shareholders' Equity

                                             Common Stock
                                  -------------------------------
                                                                                        Currency
                                                                      Accumulated      Translation
                                        Shares          Amount          Deficit        Adjustment          Total
                                  -----------------------------------------------------------------------------------
Balance at December 31, 1995            2,318,000      $2,157,940      $(1,084,154)  $          -         $ 1,073,786

Shares issued for cash                    712,497       1,987,531            -                  -           1,987,531

Expiration of put issued in
 connection with prior year 125,000
 acquisition                                   -          125,000            -                  -             125,000

Reduction of purchase price
 related to acquisition                  (100,000)       (250,000)           -                  -            (250,000)

Cashless exercise of employee
 stock options                              8,333              -             -                  -                 -

Exercise of employee stock options          1,100           2,200            -                  -               2,200

Currency translation adjustment                -               -             -              37,547             37,547

Net (Loss)                                     -               -        (1,208,107)             -          (1,208,107)
                                  -----------------------------------------------------------------------------------
Balance December 31, 1996               2,939,930       4,022,671       (2,292,261)         37,547          1,767,957

Exercise of employee stock options         43,500          52,000                                              52,000

Exercise of 1994 private
 placement warrants                       514,950       1,520,834                                           1,520,834

Issuance of shares as fee to
 warrant placement agent                   33,000         115,500                                             115,500

Shares issued in connection with
 the acquisition of MaTS Ltd.              81,378         447,579                                             447,579

Currency translation adjustment                                                            (89,129)           (89,129)

Net (Loss)                                                                (436,808)                          (436,808)
                                  -----------------------------------------------------------------------------------
Balance December 31, 1997               3,612,758      $6,158,584      $(2,729,069)       $(51,852)       $ 3,377,933
                                  ===================================================================================

See notes to consolidated financial statements.

                           ACT Teleconferencing, Inc.
                     Consolidated Statements of Cash Flows

                                                                    YEAR ENDED DECEMBER 31
                                                                   1997                  1996
                                                         ------------------------------------------
OPERATING ACTIVITIES
Net (loss)                                                          $  (436,808)        $(1,208,107)
Adjustments to reconcile net income to
 net cash used for operating activities:
  Depreciation                                                          358,382             288,670
  Amortization of goodwill                                               18,054              38,463
  Deferred income tax                                                    76,416              22,491
  Minority interest                                                     202,469             119,867
                                                         ------------------------------------------
Cashflows before changes in operating assets and                        218,513            (738,616)
 liabilities
Changes in operating assets and liabilities (Net of
 effect of business combinations):
  Accounts receivable                                                (1,310,000)           (676,021)
  Inventory                                                              73,276             (14,376)
  Prepaid expenses and other assets                                    (124,612)            (25,774)
  Accounts payable                                                      424,460             162,867
  Accrued liabilities                                                   356,356             175,214
                                                         ------------------------------------------
Net cash used for operating activities                                 (362,007)         (1,116,706)

INVESTING ACTIVITIES
Property and equipment purchases                                     (1,618,359)           (759,337)
Short Term Notes                                                        (26,739)
Investment in marketable security                                                           (50,000)
Cash paid for MaTS acquisition net of cash acquired                    (101,257)
                                                         ==========================================
Net cash used for investing activities                               (1,746,355)           (809,337)

FINANCING ACTIVITIES
Net proceeds from issuance (repayment) of debt                          258,985             142,840
Net proceeds from issuance of common stock                            1,688,334           2,115,473
                                                         ------------------------------------------
Net cash provided by financing activities                             1,947,319           2,258,313

Effect of exchange rate changes on cash                                  (9,265)              1,127
                                                         ------------------------------------------

Net (decrease) increase in cash and cash equivalents                   (170,308)            333,397

Cash and cash equivalents, beginning of year                            621,742             288,345
                                                         ------------------------------------------
Cash and cash equivalents, end of year                              $   451,434         $   621,742
                                                         ==========================================

See notes to consolidated financial statements.

  SUPPLEMENTAL CASH FLOW INFORMATION AND NON CASH INVESTING AND FINANCING ACTIVITIES
                                                                   1997                  1996
Capital asset and lease additions                                       432,127             208,805

                           ACT Teleconferencing, Inc.

                   Notes to Consolidated Financial Statements

                           December 31, 1997 and 1996


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

ACT Teleconferencing, Inc. (the Company) is engaged in the business of providing high quality audio, video and data conferencing products and services to business clients. The Company operates principally in the United States, the United Kingdom, the Netherlands, Belgium, Australia, and France.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of ACT Teleconferencing, Inc., its wholly-owned domestic subsidiaries ACT Teleconferencing Services, Inc., ACT VideoConferencing, Inc., ACT Research, Inc., its 60% owned United Kingdom subsidiary, ACT Teleconferencing, Limited, its 100% owned Dutch subsidiary, ACT Teleconferencing, B.V., and its 80% owned Australian subsidiary, ACT Teleconferencing, (Pty) Limited. The Company has accounted for its 80% acquisition of Multimedia and Teleconferencing Solutions, Limited (MaTS) as of December 31, 1997 and no results of operations are consolidated for 1997. All material inter-company transactions and balances have been eliminated.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES

Inventories are stated at the lower of cost or market, on a first-in, first-out ("FIFO") basis. Finished goods are priced using specific unit costs consisting of materials, labor and related manufacturing overhead, but exclusive of research and development, selling and general and administrative expenses, which are charged to operations as incurred. Inventories consist primarily of raw materials and finished goods.

AVAILABLE FOR SALE MARKETABLE SECURITIES
The fair value of the Company's marketable securities at December 31, 1997 approximates the carrying value. The fair value was determined using market quotes.

EQUIPMENT AND DEPRECIATION

Equipment is stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of five years for furniture and five or ten years for equipment. Depreciation expense includes capital lease amortization charges.

GOODWILL

Goodwill represents the excess of purchase price over tangible assets acquired less liabilities assumed arising from acquisitions and is being amortized on a straight-line basis over the estimated useful life of fifteen (15) years.

Goodwill is reviewed for impairment when events indicate that the carrying amount may not be recoverable. If such events are noted, the Company estimates the future free cash flows to be generated by the business associated with those assets. In the event that the sum of the cash flows is less than the carrying amount of those assets, the assets would be written down to fair value, which is normally measured by discounting the estimated future cash flows.

FOREIGN CURRENCY CONVERSION

The financial statements of the Company's foreign subsidiaries have been translated into United States dollars at the average exchange rate during the year for the statement of operations and year-end rate for the balance sheet.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

LOSS PER COMMON SHARE

In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share." Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. As all of the Company's common stock equivalents are anti-dilutive, only basic earnings per share is presented in the Consolidated Statements of Operations.

For 1997 and 1996, net loss per common share was computed based on the weighted average number of common shares outstanding.

ADVERTISING COSTS

The company expenses advertising costs as incurred. Total advertising expenses were $151,941 and $185,519 for the years ended December 31, 1997 and 1996 respectively.

RECENTLY ISSUED ACCOUNTING STANDARDS

On June 30, 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position, and is effective for the Company's fiscal year ending December 31, 1998. Management intends to comply with the disclosure requirements of this statement.

On June 30, 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." This statement establishes additional standards for segment reporting in the financial statements and is effective for the Company's fiscal year ending December 31, 1998. Management intends to comply with the disclosure requirements of this statement and does not anticipate a material impact on the results of operations of each segment.

RECLASSIFICATIONS

Certain reclassifications of the 1996 balances have been made in order to conform to the 1997 presentation.

2. LONG AND SHORT TERM DEBT (INCLUDING CAPITALIZED LEASES)

SHORT TERM LINE OF CREDIT

The Company has a line of credit secured by the accounts receivable of its United States operations (namely ACT Teleconferencing Services, Inc.) bearing interest at 0.5% over prime rate (9% at December 31, 1997). This line of credit contains certain covenants which include the maintenance of certain financial ratios. The Company is in compliance with these ratios and covenants. The line of credit has a borrowing base restricted to qualified accounts receivable up to $500,000. As of December 31, 1997, the outstanding balance under this line of credit was $455,677.

At December 31, 1997, the Company had a short term note payable to a telecommunications vendor for $77,577, bearing interest at 10%. This note is collateralized by a second lien over the accounts receivable of ACT Teleconferencing Services and also by a corporate guarantee from ACT Teleconferencing, Inc. This note matures on April 30, 1998 and requires monthly interest and principal payments until that date.

SHORT TERM NOTE PAYABLE TO RELATED PARTIES

At December 31, 1997, the Company had a 6% note payable to the 20% minority shareholder in ACT Australia (Pty) Limited for $6,762. This loan is expected to be converted to a long term note payable.

                                                                                 DECEMBER 31,
                                                                           1997                 1996
                                                                 -------------------------------------------
Long term debt is summarized as follows:

Bank note payable, 1.5% over prime, (9.75% at December, 1996)
 due in monthly principal amounts of $834 plus interest, due
 August 31, 1999. The loan agreement contains certain covenants, the most restrictive of which includes maintenance of certain financial ratios and a defined borrowing base; additionally, the agreement limits payment of dividends and repurchase or
 retirement of the Company's stock.                                                   -               25,814

Bank note payable, 10% (3.5% over bank's base rate at December
 31, 1997) due in monthly installments of  $990 plus interest,
 due December 31, 1998.                                                        $ 21,790             $ 28,037

Bank note payable, 14.205%, due in quarterly installments of
 $20,424 plus interest, due August 31, 1999.                                    136,158              228,867

Notes payable to vendors bearing interest at rates from 16.125%
 to 18.102% due in monthly repayments of $3,413 and due July and
 August, 2002. These notes are collateralized by certain
 bridging equipment held by ACT Teleconferencing Services, Inc.                 133,044                    0

Capitalized leases, at interest rates from 5% to 14%, due at
 various periods through 2002.                                                  321,568              119,340

Capitalized leases, at interest rates from 17% to 24%, due at
 various periods through 2002.                                                  231,540              140,029

Capitalized lease, at 29%, due December, 1999.                                   22,865               31,185
                                                                 --------------------------------------------
Subtotal                                                                        866,965              573,272
                                                                 --------------------------------------------
Less, current portion of long term debt                                        (253,251)            (177,312)
                                                                 --------------------------------------------
Long term debt including capitalized leases                                   $ 613,714            $ 395,960
                                                                 ============================================


Total interest paid on notes and capitalized leases for the year ended December 31, 1997 and 1996 amounted to $99,496 and $36,253 respectively.

3. COMMITMENTS - OPERATING AND CAPITALIZED LEASES

OPERATING LEASES

The company leases office space in the United States, United Kingdom, the Netherlands, Australia and France. These leases expire December, 2002, September, 1998, June, 2000, December, 2000 and October, 1998, respectively. Total rent expense charged to operations was $301,316 and $229,141 for the years ended December 31, 1997 and 1996.

During 1997, the Company entered into several operating leases for computer and office equipment. Total rent expense charged under these leases was $51,715 for the year ended December 1997.

CAPITALIZED LEASES

The Company leases telecommunication equipment, office equipment, computers and furniture under long-term leases classified as capital leases. For several of these leases, the Company has the option to purchase the equipment for a nominal cost at the termination of the lease. The assets classified as capital leases are amortized over the shorter of the estimated useful life of the property or the lease term.

Amortization related to these assets is included in depreciation for financial reporting purposes.

The following property is secured under capital leases:

                                                                                   DECEMBER 31,
                                                                           1997                     1996
                                                                 ---------------------------------------------
Telecommunications and office equipment, computers and
 furniture                                                                $ 797,310                $385,368
Less accumulated depreciation                                              (142,387)                (55,497)
                                                                 ---------------------------------------------
                                                                          $ 654,923                $329,871
                                                                 =============================================

The aggregate minimum annual rental commitments as of December 31, 1997 are as follows:

                                                                        OPERATING               CAPITAL
                                                                          LEASES                LEASES
                                                                 --------------------------------------------
      1998                                                               $648,717              $235,778
      1999                                                                479,092               216,735
      2000                                                                410,840               132,503
      2001                                                                275,742               115,641
      2002 and thereafter                                                 250,017                55,964

      Total minimum lease payments                                     $2,064,408              $756,621
                                                                 ====================
      Less amounts representing interest                                                       (180,648)
                                                                                     ------------------------
      Present value of net minimum capital
         leases payments                                                                       $575,973
                                                                                     ========================

During 1997, the Company incurred capital lease obligations of $432,127 in connection with lease agreements to acquire equipment, as compared to $208,805 in 1996.

4. SHAREHOLDERS' EQUITY

INITIAL PUBLIC OFFERING  - COMMON STOCK AND WARRANTS

On March 5, 1996, the Company issued 712,497 units (common stock plus warrants) in an initial public offering raising cash proceeds (net of expenses) of $1,987,531.


Each of the above warrants entitles the holder to purchase one share of common stock during a three-year period commencing February 2, 1996 at an exercise price of $5.00 per share, subject to adjustment in certain events. The Company may at any time redeem the warrants at $.10 per warrant on 30 days written notice, provided that the average closing bid price per share of common stock has been at least 120% of the exercise price of the warrant (i.e., an average closing bid price of $6.00), for ten consecutive trading days prior to the notice of redemption. Holders of these warrants will forfeit all other rights upon such redemption except the right to receive the $.10 redemption price per warrant and the right to exercise the warrants during the 30 days following written notice.

Also in connection with the initial public offering, the Company granted a Unit Purchase Option to Tuschner & Co., the underwriter of the offering. The Unit Purchase Option grants the holder the right to purchase 71,250 units (each consisting of one share of common stock and one warrant to purchase common stock) for a nominal total price of $100, and must be exercised on or before February 2, 2001. Each of the warrants underlying the Unit Purchase Option allows the holder to purchase one share of common stock for $5.00, and may be exercised at any time up to three years from the date the Unit Purchase Option is exercised.

Holders of the above warrants are not entitled to vote, receive dividends, or exercise any of the rights of shareholders of Common Stock for any purpose until the warrants have been duly exercised.

WARRANT CONVERSION  1994, 1995 PRIVATE PLACEMENT AND CERTAIN IPO WARRANTS

In connection with loans obtained from private investors, during 1994, the Company had issued warrants to purchase 8,750 shares of the Company stock at $4.00 per share expiring December 31, 1998. During 1997, 3750 warrants were exercised and are included in the analysis below.

In connection with a 1995 private offering, the Company issued 435,700 warrants exercisable at $3.50 per share expiring August 31, 1997. The Company also issued 42,570 units of one share of common stock plus two additional warrants for conversion of the Company's stock exercisable at $3.25 per share. These warrants expired August 31, 1997.

During 1997 a total of 514,950 warrants (including 13,300 warrants arising from the initial public offering and 3,750 warrants from the 1994 private placement) were converted at an average price of $3.30 realizing gross proceeds of $1,698,375. In connection with these conversions, the Company incurred costs of $177,541 which were offset against the related proceeds for net proceeds of $1,520,834. As a warrant placement fee 33,000 shares at $3.50 were also issued to the warrant placement agent.

5. STOCK OPTION PLAN

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires the use of complex option valuation models which were not developed for use in valuing the Company's employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is required to be recognized.

The Company's 1991 Stock Option Plan authorized the grant of options to officers, key employees, and consultants for up to 400,000 shares of the Company's common stock. The Company has also granted options under the Stock Option Plan of 1996. The 1996 Stock Option Plan, has authorized the grant of an additional 400,000 options to officers, key employees, and consultants of the Company for a total of 800,000. Options granted under both Plans generally have 10 year terms and vest 25% each year following the date of grant.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. The following are weighted-average assumptions for 1996 and 1997, respectively: risk-free interest rates of 6.5% and 6.0%; a dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of .60 and .80; and a weighted-average expected life of the option of 7 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                        1997                           1996
                                            ----------------------------  ------------------------------
Pro forma net (loss)                                 $(714,230)                    $(1,279,660)
Pro forma (loss) per share                           $    (.22)                    $      (.44)

Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                                       1997                                     1996
                                     ----------------------------------------  --------------------------------------
                                                           Weighted-Avg.                             Weighted-Avg.
                                         Options          Exercise Price           Options          Exercise Price
                                     ---------------  -----------------------  ---------------    -------------------
Outstanding-beginning of year            454,300              $2.53                221,000               $1.75
Granted                                  325,100               5.62                410,800                2.98
Exercised                                (43,500)              1.20                (26,100)               2.00
Forfeited                                 (5,500)              2.00               (151,400)               2.71
                                     --------------                            ---------------

Outstanding-end of year                  730,400              $4.02                454,300               $2.53
                                         =======                                   =======

Exercisable at end of year               186,350              $5.62                109,500               $1.50

Weighted-average fair value of
 options granted during the year                              $3.74                                      $1.93
=====================================================================================================================

Weighted average exercise prices for options outstanding as of December 31, 1997 were 151,500 shares at $2.12, 378,800 shares at $3.01, and 200,100 shares at
$5.75.

7. INCOME TAXES

The Company accounts for income taxes in conformity with FASB Statement No. 109, Accounting for Income Taxes ("Statement 109"). Under the provisions of Statement 109, a deferred tax liability or asset (net of valuation allowance) is provided in the financial statements by applying the provisions of applicable tax laws to measure the deferred tax consequences of temporary differences. This will result in net taxable or deductible amounts in future years as a result of events recognized in the financial statements in the current or preceding years.

Income tax expense and the related current and deferred tax liabilities for all periods presented relate solely to the Company's U.K. operations and therefore have no relation to the U.S. Statutory rates.

The provision for income taxes for the years ended December 31, is comprised of the following:

                                                                          1997                1996
                                                                 -----------------------------------------
           Current                                                       $256,154             $142,100
           Deferred                                                        76,412               22,491
                                                                 -----------------------------------------
                                                                         $332,566             $164,591
                                                                 =========================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                                          1997                  1996
                                                                 ------------------------------------------
Deferred Tax Liabilities-Domestic
 Tax depreciation in excess of book depreciation                        $(100,267)            $(20,697)

Deferred Tax Assets-Domestic
 Net operating loss carry-forward                                         926,714              716,081
 Reserves for doubtful accounts                                             3,850               94,230
 Other                                                                     12,381                9,951
                                                                 ------------------------------------------
                                                                          942,945              820,262

Valuation allowance for deferred tax assets                              (842,678)            (799,565)
                                                                 ------------------------------------------

Net deferred tax-Domestic                                               $       0             $      0
                                                                 ==========================================

(INCOME TAXES CONTINUED)

Deferred Tax Liabilities-International

 Tax depreciation in excess of book depreciation                            $(117,454)            $ (41,042)

Deferred Tax Assets-International
 Net operating loss carry-forward                                             335,088               177,724
 Other                                                                          3,234                 1,069

Valuation allowance for deferred tax assets                                  (338,322)             (178,793)
                                                                 ------------------------------------------
Net deferred tax liability-International                                    $(117,454)            $ (41,042)
                                                                 ==========================================

Taxes of $118,989 and $132,126 were paid during 1997 and 1996, respectively. The domestic net operating loss carry forwards of approximately $2,484,000 will begin to expire in the year 2005. The Company has not provided for any taxes on undistributed foreign earnings as the Company intends to permanently reinvest these earnings in the future growth of the business.

8. BUSINESS SEGMENT ANALYSIS

The Company owns a 60% interest in ACT Teleconferencing, Limited which operates in the United Kingdom; ACT Teleconferencing, B.V., a wholly owned subsidiary which operates in the Netherlands and Belgium; an 80% interest in ACT Australia
(Pty) Limited; and an 80% interest in Multimedia and Teleconferencing Solutions,
(MaTS) which operates in the United Kingdom.

Presented below is certain segment information regarding the Company's United States and international operations:

For the year ended December 31, 1997:

                                         INTERNATIONAL        UNITED STATES       UNITED STATES
                                          OPERATIONS           OPERATIONS           CORPORATE            TOTAL
Net revenues                               $5,527,846           $4,706,557          $                 $10,234,403

Income (loss) before income
 taxes and minority interest               $  526,531           $  175,624          $(603,928)        $    98,227

Net Income (Loss)                          $  (41,093)          $  175,624          $(571,339)        $  (436,808)

Total assets                               $4,483,424           $3,050,274          $ 396,013         $ 7,929,711

For the year ended December 31, 1996:

                                        INTERNATIONAL         UNITED STATES       UNITED STATES
                                         OPERATIONS            OPERATIONS           CORPORATE             TOTAL
Net revenues                               $3,157,515           $3,062,431   $              -          $ 6,219,946

Income (loss) before income
taxes and minority interest                $  113,128           $ (703,644)          $(333,133)        $  (923,649)

Net income (loss)                          $  (51,463)          $ (703,644)          $(453,000)        $(1,208,107)

Total assets                               $2,027,236           $1,658,682           $ 399,351         $ 4,085,269

One customer accounted for approximately 24% and 11% of consolidated revenues for the years ended December 31, 1997 and 1996, respectively.

9. MULTIMEDIA AND TELECONFERENCING SOLUTIONS, LIMITED ACQUISITION (MaTS)

In December 1997 the Company acquired 80% of the outstanding shares of Multimedia and Teleconferencing Solutions, Limited, a United Kingdom corporation. The consideration paid for the acquisition was 81,378 shares of the Company's common stock at a price of $5.50 per share, and $155,474 in cash for a total consideration of $603,053. In addition to the consideration described above, the Company agreed to a deferred consideration of a further $540,000 to be issued in shares of common stock to the seller if the acquired business attains certain pre-tax revenue and profit targets. A reduced number of shares will be issued if the acquired company does not achieve the specified targets but achieves certain targets prorata. If such targets are achieved and the shares are issued, the value of the shares issued will increase both goodwill and shareholders' equity.

The acquisition was accounted for as a purchase as follows:
Consideration paid:

  Cash                                                                                              $155,474
  81,378 shares of common stock at $5.50                                                             447,579
  Acquisition costs                                                                                   31,822
                                                                                                 -----------
                                                                                                    $634,875
                                                                                                 ===========
Fair value of assets acquired:
  Fair value of equipment and other tangible assets                                                 $125,575
  Goodwill                                                                                           509,300
                                                                                                 -----------
                                                                                                    $634,875
                                                                                                 ===========

If this acquisition had occurred on January 1, 1997, consolidated revenues, net loss and loss per share would have been $12,278,940, $(222,031) and $(0.07), respectively.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash, temporary investments, medium term investments, long term investments, accounts receivable, accounts payable, long-term debt and capitalized lease obligations.

Because accounts receivable and accounts payable are short-term instruments that are settled at face value, the Company considers the carrying amounts to be equal to the fair values.

Long-term debt consists of notes and capitalized lease obligations that bear interest at adjustable rates. The Company also considers the carrying amount (face value) of all instruments to be equal to the fair value.

11.  DEFINED CONTRIBUTION PLAN

The Company has a defined contribution 401(k) plan which allows eligible employees to contribute a percentage of their compensation and provides for certain discretionary employer matching contributions. For the years ended December 31, 1997 and 1996, the Company contributed $15,355.32 and $3,722.81, respectively.

===============================================================================
   Prospective investors may rely only on the information contained in this prospectus. ACT Teleconferencing, Inc. has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                        ------------------------------

TABLE OF CONTENTS
                                                                                         Page
                                                                                         ----
PROSPECTUS SUMMARY.....................................................................     2
SUMMARY OF FINANCIAL INFORMATION.......................................................     4
RISK FACTORS...........................................................................     7
USE OF PROCEEDS........................................................................    12
CAPITALIZATION.........................................................................    13
DIVIDEND POLICY........................................................................    13
SELECTED FINANCIAL DATA................................................................    14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..    15
BUSINESS...............................................................................    18
DIRECTORS AND EXECUTIVE OFFICERS.......................................................    24
EXECUTIVE COMPENSATION.................................................................    26
PRINCIPAL SHAREHOLDERS.................................................................    28
CERTAIN TRANSACTIONS...................................................................    29
SELLING SECURITY  HOLDERS..............................................................    29
DESCRIPTION OF SECURITIES..............................................................    30
MARKET FOR COMMON EQUITY...............................................................    36
SHARES ELIGIBLE FOR FUTURE SALE........................................................    37
PLAN OF DISTRIBUTION...................................................................    37
LEGAL MATTERS..........................................................................    38
EXPERTS................................................................................    38
AVAILABLE INFORMATION..................................................................    38
INDEX TO FINANCIAL STATEMENTS..........................................................    39

Until January 25, 1999 (25 days after the date of this prospectus) all dealers that buy, sell or trade these securities, whether or not participating
in this  offering, may be  required to deliver a prospectus.   This requirement
is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================

================================================================================

                           ACT TELECONFERENCING, INC.

   71,249 SHARES OF COMMON STOCK ISSUABLE ON EXERCISE OF UNIT PURCHASE OPTION
      71,249 WARRANTS, EACH FOR THE PURCHASE OF ONE SHARE OF COMMON STOCK
                         71,249 SHARES OF COMMON STOCK
                       ISSUABLE UPON EXERCISE OF WARRANTS


                          ----------------------------
                                   PROSPECTUS
                          ----------------------------


                               DECEMBER 31, 1998

================================================================================

================================================================================
                                       56